86

02049081

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JSC Electrosvyaz (Rostov Region)

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

FILE NO. 82- 4740 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE : 8/6/02

FILE NO. 82-4740

[TRANSLATION FROM RUSSIAN]

APPROVED
at the Annual General Meeting of Shareholders
Of JSC
Minutes No. 8, dated June 18, 2002
Chairman of the Meeting
____________ V.V. Ukhov
Secretary of the Meeting
____________ V.N. Golovchenko

ANNUAL REPORT OF JSC FOR THE YEAR ENDED DECEMBER 31, 2001

I INFORMATION ON THE COMPANY

1.1. Open Joint Stock Company Electrical Communication (Rostov Region).

1.2. Legal and mail address: 47 Bratsky Pereulok, 344082 Rostov-on-Don, Russia.

1.3. Date of state registration and registration No. of the Company: June 29, 1994. State registration No. 1222-RP.

1.4. Equity capital structure:

Table 1

	Number of accounts	**% of the charter capital**
Foreign corporate shareholders	13	1.44
Russian legal entities and nominal holders	78	69.71
including OAO Svyazinvest	1	38.0
Total legal entities	91	71.15
Individuals, including	3,391	28.85
Employees of JSC	1,592	17.62
Others	1,799	11.23
Total	3,482	100.0

The Company's charter capital totals RUR 965,902,600.00

The Company's outstanding and authorized shares as of January 1, 2002:

Table 2

Categories (types) of shares	Number (pieces)	Nominal value (RUR)
I. Outstanding shares:		
• common, total	72,442,700	10
• preferred shares, total	24,147,556	10
II. Authorized shares:		
• common, total	17,452,800	10
• preferred shares, total	4,150,944	10

1.5. The Company's Russian auditor:

Table 3

Full official name	License No. and date	License is valid till:	Term of the contract
Limited Liability Company Accounting and Consulting Firm TOP-AUDIT	No. 000931, issued on July 22, 1999	July 22, 2002	The contract is valid until the Parties have fulfilled their mutual obligations

1.6. The Company's registrar:

Table 4

Full official name	License No. and date	License is valid till:
Closed Joint Stock Company "Registrator-Svyaz"	No. 01147, issued on October 5, 1996	October 8, 2002

1.7. Corporate structure of the Company:

As a result of actions taken for the purposes of consolidation of branches, JSC developed an optimal structure in terms of management which can be easily adapted to the business conditions of JSC as a regional branch of Open Joint Stock Company The Southern Telecommunications Company (OAO STC):

(a) no branches in the regional center;

(b) 13 branches (telecommunications terminals) operate each in two or more districts of the Rostov Region;

(c) one branch (Repair and Construction Department in Shakhty) is involved in non-profile business;

(d) one branch (Cash and Service Center) does not operate.

СТРУКТУРА ОАО "РОСТОВЭЛЕКТРОСВЯЗЬ" на 1.01.02г.


chart
ГЕНЕРАЛЬНЫЙ ДИРЕКТОР
ГЕНЕРАЛЬНАЯ ДИРЕКЦИЯ
первый заместитель генерального директора
ОМПЧС (2 отдел)
УЭТОМС
заместитель генерального директора по режиму и безопасности-руководитель департамента безопасности
департамент безопасности
служба безопасности
отдел охраны
ОЗГС (1 отдел)
заместитель генерального директора по общим вопросам
департамент управления персонала
ОРП
ОТЗ
УКЦ
транспортный участок
инженер (по механизации и транспорту)
АХО
канцелярия
участок по ремонту
столовая
заместитель генерального директора по производству
департамент электросвязи
Отдел местной
ОМТТС
ОРТС
ОРВ
технический департамент
ПЛ
ОМО
служба главного энергетика
отдел охраны труда
заместитель генерального директора по развитию
департамент развития и капитального строительства
ОПР
ОКС
ПКО
отдел гражданских сооружений
отдел снабжения
ДУ
отдел новых услуг
отдел маркетинга и рекламы
заместитель генерального директора по автоматизации управления
департамент автоматизации бизнес-процессов
отдел развития биллинговых систем
отдел автоматизации корпоративного управления
информационно-вычислительный центр
департамент системно-технической поддержки
отдел системного программирования
отдел технического обслуживания
Главный бухгалтер
департамент бухгалтерского учета
отдел входного контроля и обработки
отдел по учету материальных ценностей
налоговый отдел
отдел финансирования и сводной отчетности
заместитель генерального директора по финансам и экономической политике
департамент экономики и финансов
отдел бюджетирования
отдел управления оборотным капиталом
отдел статистики и экономического анализа
отдел тарифов
отдел ценных бумаг
юридический департамент
отдел правового анализа
отдел собственности
отдел претензий
отдел по связям с общественностью
Радио "Эхо Ростова"
отдел внутреннего аудита
ЗАМЕСТИТЕЛЬ ГЕНЕРАЛЬНОГО ДИРЕКТОРА-КОММЕРЧЕСКИЙ ДИРЕКТОР
РАСЧЕТНО-СЕРВИСНЫЙ ЦЕНТР
УЗЛЫ ЭЛЕКТРОСВЯЗИ И РСУ

- ОЗГС - отдел защиты государственных секретов
- ОМПЧС - Отдел по мобилизационной подготовке и чрезвычайным ситуациям
- ОРП – отдел по работе с персоналом
- ОТЗ – отдел труда и заработной платы
- УКЦ – учебно-курсовой центр
- АХО – административно-хозяйственный отдел
- ОМТС – отдел местной телефонной связи
- ОМТТС – отдел междугородной телефонно-телеграфной связи
- ОРТС – отдел радиотелефонной связи
- ОРВ – отдел радиовещания
- ОМО – отдел метрологического обеспечения
- ПЛ – производственная лаборатория
- ОКС – отдел капитального строительства
- ОПР – отдел перспективного развития
- ПКО – проектно-конструкторский отдел
- ДУ - диспетчерский узел
- УЭТОМС - участок по эксплуатации и техобслуживанию мобильных средств

2 A

II MOST IMPORTANT EVENTS OF THE YEAR ENDED DECEMBER 31, 2001

- January: a joint general meeting of shareholders of JSC and OAO The Rostov-on-Don Telegraph Office amended the Charter of JSC and approved the business plan of the Company for 2001;

- February: the Company raised the tariff rates for local and domestic long-distance telephone calls;

- March: the Federal Securities Commission of Russia registered the Prospectus with regard to securities to be issued by JSC and resolutions to issue preferred and common shares; JSC reviewed its wage conditions;

- April: JSC completed its reorganization through the merger of OAO The Rostov-on-Don Telegraph Office with and into JSC ; the securities issued by OAO The Rostov-on-Don Telegraph Office were cancelled and common and preferred shares of OAO The Rostov-on-Don Telegraph Office were converted into shares of JSC ; participation in the conference "The Russian South: Investments and Corporate Management"; arrangement of the exhibition "SvyazInform 2001";

- May: reports on the results of issuance of securities of JSC were registered in accordance with the instructions of the Federal Securities Commission of Russia, dated May 16, 2001;

- June: JSC held its annual general meeting of shareholders; the Company completed the construction and put into operation, collectively with OAO Rostelecom, the Rostov-on-Don – Oblivskaya fiber optic line;

- July: the Company introduced budgeted funding of the branches;

- August: the Company raised its tariff rates for local telephone calls; opened and connected a new digital switch in Azov;

- October: JSC approved its adjusted business plan for 2001 and put into operation a 439.17 channels/km SDH intrazonal communications transfer system at the Rostov-on-Don – Morozovsk line;

- November: JSC adopted a resolution to terminate 6 branches, including the Rostov City Switch, the Rostov Long-Distance Switch and the Rostov-on-Don Telegraph Office and to establish the Rostov Technical Telecommunications Terminal (the RTTT); the construction of a 107.78 km long Volgodonsk-Morozovsk fiber optic line; the reconstruction of the telephone network in Azov was completed, including the replacement of decade stepping switch equipment with Si-2000 equipment (the capacity of 10,912 lines);

- December: an extraordinary general meeting of shareholders of JSC adopted a resolution to reorganize JSC through a merger with and into OAO STC.

III. THE COMPANY'S DEVELOPMENT STRATEGY

The principal objective of JSC is to improve the competitive position of the Company, to expand its market share through providing new communications services and to maintain the existing market share with regard to the traditional communications services. The strategy of JSC is targeted at the customer. The Company believes that in conditions of market competition the fight for the customer is the most important method of market promotion.

Movement of the Proceeds Structure, 2000 compared to 2001

Table 5

No.	Principal services in accordance with the services range	2000 (actual)	2001 (actual)	Aggregate annual data compared	
		Proceeds (million Rubles)	Proceeds (million Rubles)	Growth index	Movement of the proceeds structure
1	2	10	12		
	Long-distance communications	728.9	979.8	134.4	(2.7)
	Documentary telecommunications	51.9	96.7	186.3	1.4
	City telecommunications	343.2	516.2	150.4	1.9
	Rural telecommunications	57.8	94.3	163.1	0.8
	Wire broadcasting	24.5	32.1	131.0	(0.1)
	Radio and TV broadcasting	16.7		-	-
	Personal paging network services		3.2	-	-
	TOTAL	1,223	1,722.3	140.8	

The results obtained in 2001 demonstrated the actual potential of JSC with regard to the implementing the planned strategy targeted at higher competitive position. By 2004, JSC will fix its position, in terms of percentage of end users, with regard to following services:

- access to city telephone wire communications: 83%;
- access to rural telephone wire communications: at 100%;
- access to Internet: 55%

- outgoing paid long-distance domestic and international traffic through the facilities owned by the Company: 90%;
- rendered Personal Paging Network services: 45%.

The Company intends to maintain its market share in terms of proceeds at 60%.

The priority objectives of JSC are as follows:

- to satisfy the solvent demand for principal services by using more existing lines and putting into operation new lines;
- to introduce the time-based connection cost record system with regard to local calls;
- to introduce the intellectual network services;
- to establish the unified clearance center in the region;
- to establish branches selling services to clients;
- to expand the Internet network;
- to organize extensive advertising campaign, including to equip public outlets with means required for presentation, to sell services to corporate users and to organize targeted advertising;
- to provide enquiry services through establishing the South Russian Call Center, to expand outsourcing.

Basic Indicators for 2004

The estimated basic indicators with regard to the Company's operations given in Table 6 have been developed subject to the forecast trends in the development of the telecommunications market.

Table No. 6

No.	Principal services in accordance with the services range	2001 (actual)		2004 (planned)		Difference		
		Proceeds (million Rubles)	Structure, %	Proceeds (million Rubles)	Structure, %	Proceeds (million Rubles)	Growth rate, %	Structure, %
1	Long-distance communications	979.8	56.9%	2,006.4	52.0%	1,026.6	204.8%	(4.9%)
2	Documentary telecommunications	96.7	5.6%	262.0	6.8%	165.3	270.9%	1.2%
3	City telecommunications	516.2	30.0%	1,395.8	36.2%	879.6	270.4%	6.2%
4	Rural telecommunications	94.3	5.5%	143.7	3.7%	49.4	152.4%	(1.8%)
5	Wire broadcasting	32.1	1.9%	46.1	1.2%	14.0	143.6%	(0.7%)
6	Radio and TV broadcasting							

7	Personal Paging Network services	3.2	0.2%	4.6	0.1%	1.4	144.3%	(0.1%)
	TOTAL	1,722.3	100.0%	3,858.7	100.0%	2,136.4	224.0%	0.0%



Change in basic indicators for 2004
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2001 (actual data) Proceeds, millions of Rubles
2004 (plan) Proceeds, millions of Rubles
Long-distance calls
Electronic commu-nications
City commu-nications
Rural commu-nications
Wire commu-nications
SPRV services
TOTAL
1
2
3
4
5
7

Estimated indicators demonstrate growth in the proceeds related to certain services, such as documentary telecommunications and traditional telecommunications, which correlates both with the trends developing in the telecommunications market and with the strategy targeted at the maintenance of the share in the local communications market controlled by the Company.

IV TARIFF POLICY

4.1 Tariff rates for local communications services (city and rural telecommunications) (as of December 31 of each year).

Table 7

	1998	1999	2000	2001
Connection fee, RUR				
Governmental entities				
Analogue switches				
City telecommunications	1,200	1,500	1,500	2,000
Rural telecommunications			750	1,000
Digital switches				
City telecommunications	1,200	2,250	2,250	3,000
Rural telecommunications			1,125	1,500
Self-financing institutions				
Analogue switches				
City telecommunications	4,000	4,500	4,500	4,500
Rural telecommunications	2,000	3,00	1,500	2,250
Digital switches				
City telecommunications	4,000	6,750	6,750	6,750
Rural telecommunications	2,000	4,500	2,250	3,375
Residents				
Analogue switches				
City telecommunications	1,000	1,500	1,500	2,000
Rural telecommunications	500	750	750	1,000
Digital switches				
City telecommunications	1,000	2,250	2,250	3,000
Rural telecommunications	500	1,125	1,125	1,500
Monthly service charge, RUR				
Governmental entities				
City telecommunications	30	40	65	90
Rural telecommunications				
Self-financing institutions				
City telecommunications	160	120	120	120
Rural telecommunications	50	60	80	
Residents				
City telecommunications	22	35	50	70
Rural telecommunications		25	40	

In 2001, tariff rates for local telecommunications services changed twice: as of February 1, 2001 and as of August 1, 2001. Tariff rates for domestic long-distance telecommunications changed once, as of February 1, 2001. However, in 2001, the monthly service charge for residents using the local telephone network did not reach the average cost of service per line.

In 2001, the tariff policies of JSC were aimed at securing the position of the Company in the telecommunications market and were used as a factor attracting new users of telecommunications services.

4.2 Movement of proceeds from principal business

Table 8

Proceeds from principal business, RUR'000				**Movement rate, %**		
1998	1999	2000	2001	1999/1998	2000/1999	2001/2000
697,985	909,988	1,223,068	1,722,270	130.4	134.4	140.8

V CORPORATE ACTIONS

5.1 Information on general meetings of shareholders:

In 2001, the Company held 3 general meeting of shareholders.

1. A joint general meeting of shareholders of JSC and OAO The Rostov-on-Don Telegraph Office was held on January 22, 2001.

Items on the agenda of the joint general meeting:

- to establish the counting commission of the joint general meeting of shareholders of Open Joint Stock Company Electrical Communication of Rostov Region and Open Joint Stock Company The Rostov-on-Don Telegraph Office;
- to make amendments and supplements to the Charter of OAO .

Resolutions adopted at the meeting:

- the counting commission consisting of 25 members was established;
- the Charter of the Company was amended and supplemented.

2. The annual general meeting of shareholders was held on June 29, 2001.

Items on the agenda of the annual general meeting:

1. To establish the counting commission.
2. To approve the annual report, the balance sheet, the profit and loss account of the Company, the distribution of the profit and losses for 2000 and the proposed distribution of the profit and losses for 2001.
3. To determine the amount, form, procedure and time of payment of annual dividends for 2000 on each class of shares.

4. To elect members of the Company's Board of Directors.

5. To elect members of the Company's Audit Commission.

6. To make amendments and supplements to the Charter of the Company.

7. To approve the restated Regulations of the Audit Commission of the Company.

8. To make amendments and supplements to the Regulations of the Board of Directors.

9. To approve the Company's auditor for 2001.

Resolutions adopted at the meeting:

The Company adopted the following resolutions:

- The counting commission consisting of 25 members was established;

- The meeting approved the annual report, the balance sheet, the profit and loss account of the Company, the distribution of the profit and losses for 2000 and the proposed distribution of the profit and losses for 2001.

- The meeting adopted a resolution to pay a dividend in cash equal to RUR 0.12883 on each common share in the period from October 1, 2001 through December 31, 2001 and a dividend equal to RUR 0.55214 on each preferred share in the period from July 2, 2001 through August 28, 2001.

- A new Board of Directors consisting of 9 members was elected out of 11 nominees.

- The Audit Commission consisting of 3 members was elected out of 5 nominees.

- The Charter of the Company was amended and supplemented.

- The restated Regulations of the Audit Commission of the Company were approved.

- The Regulations of the Board of Directors of the Company were amended and supplemented.

- OOO The Accounting and Consulting Firm TOP-AUDIT was approved as the Company's auditor for 2001.

Information on the results of the annual general meeting of shareholders and the balance sheet of the Company were published in the *Rossiyskaya Gazeta*.

3. An extraordinary general meeting of shareholders was held on December 19, 2001.

Items on the agenda of the extraordinary general meeting:

- On the reorganization of JSC through merger with and into OAO STC. Approval of the Merger Agreement by and between JSC and OAO STC. Approval of the Transfer Deed.

Resolutions adopted at the meeting:

- To reorganize JSC through merger with and into OAO STC. To approve the Merger Agreement by and between JSC and OAO STC. To approve the Transfer Deed.

5.2 Information on the activities of the Company's Board of Directors:

- members of the Board of Directors which acted in 2001 and 2002:

1. Vadim Ye. Belov OAO Svyazinvest, Deputy General Director

2. Alla B. Grigorieva OAO Svyazinvest, Deputy Director and Head of the Division of Representatives of the Corporate Management Department

3. Vladimir L. Gorbachev OAO STC, General Director

4. Gennady S. Yegorochkin JSC , 1st Deputy General Director

5. Nail I. Ismailov Public Non-Profit Organization "Union of Manufacturers and Consumers of Communications Equipment", President

6. Andrey A. Kraynik ZAO Mobicom-Caucasus, General Director

7. Stanislav N. Panchenko OAO Svyazinvest, Deputy General Director

8. Vladimir N. Romashkin The Rostov Technical Telecommunications Terminal, Deputy Head

9. Valery V. Ukhov JSC , General Director

- In the period from January 1, 2001 through December 31, 2001, the Board of Directors held 26 meeting. Principal resolutions adopted by the Board of Directors are as follows:

- in addition to such matters as convening general meeting of shareholders (annual and extraordinary) and approval of the securities issuer quarterly reports, the Board of Directors adopted the following resolutions:

- The Board of Directors considered it inappropriate:

1. to purchase additional shares of OAO KB Center-invest, issues 16, 17, 18 and 19;

2. to join The Don Union of Businessmen and Entrepreneurs.

- The Board of Directors considered it appropriate:

1. to reorganize JSC through a merger with and into OAO STC;

2. to sell the interest in OAO KB Center-invest owned by JSC .

The Board of Directors recommended that the Audit Commission of JSC :

1. Carries out an unscheduled audit of the financial and business operations of the Company in 1999 and 2000, including financial and business documents of the Company for the period from April 9 through April 13, 2001;

2. retains employees of OAO Svyazinvest as experts for the purposes of such audit.

The Board of Directors:

- approved the actions taken by the General Director with regard to the execution of the agency agreement with OAO KubanElektrosvyaz, dated December 4, 2000;

- approved the draft Merger Agreement with regard to the merger of JSC with and into OAO STC;

- approved the transaction related to the sales for RUR 39 million of uncompleted real estate: the building of an automatic switch (ATS-AMTS) located at 49/97 Budennovsky Prospekt, Rostov-on-Don;

- approved the services agreement with The Telecommunications Development Problems Research Center;

- determined the remuneration payable to the accounting company OOO AKF Top-audit equal to US$ 27,600;

- determined the market value of shares in JSC to be repurchased from the shareholders who have voted against the reorganization of JSC or have abstained from voting. Established the repurchase procedure with regard to such shares;

- agreed upon the following Contracts to be executed by the General Director of the Company:

1. on non-governmental pensions with the Non-Governmental Pension Fund Telecom-Soyuz;

2. medium-term financial leasing agreement No. 356/L/01/007 with OOO Provsvyazlizing with regard to CDMA equipment produced by Lucent Technologies.

The Board of Directors took into consideration the following:

1. information on the implementation of earlier resolutions of the Board of Directors and the general meeting of shareholders;

2. report on the organization of and carrying out legal work at JSC ;

3. information on the implementation of the General Director Intention Questionnaire and the Additional Engagement to the Contract with the General Director;

4. information on the status of accounts receivable of the Company in the 1st quarter of 2001 and 6 months of 2001;

5. reports on the results of work with accounts payable and restructuring the debt obligations existing as of the end of 2000, the 1st quarter of 2001 and 6 months of 2001;

6. reports on the actions taken for the purposes of the reorganization of JSC ;

7. information on the implementation of the approved business plan of the Company for 2000 and the results of the Company in the 1st quarter of 2001, 6 months and 9 months of 2001;

8. report on the progress of actions aimed at higher liquidity and market value of shares in the Company;

9. information on the efficiency of participation of the Company in other entities;

10. information on compliance with the maintenance regulations with regard to telecommunications facilities, job safety and safety regulations and fire safety at telecommunications facilities;

11. information on the results of actions taken for the purposes of correcting the mistakes described in the auditor's opinion by ZAO Pricewaterhouse-Coopers Audit;

12. "Analysis of the Efficiency and the Methods of Improvement of the Management Structure of JSC ".

The Board of Directors approved the following documents:

1. the schedule of annual dividends payments;
2. the strategy of the improvement of the competitiveness of the telecommunications services provided by JSC ;
3. the business plan of JSC for 2001;
4. the adjusted business plan of JSC for 2001;
5. the terms of the Additional Agreement to the Contract with the General Director;
6. reports on the results of issuance of common and preferred registered shares issued in a book-entry form through conversion therein of registered common and preferred shares of OAO The Rostov-on-Don Telegraph Office issued in a book-entry form;
7. the additional engagement for the General Director of JSC for 2001;
8. the Regulations of a Branch of JSC .

The Board of Directors adopted the following resolutions:

1. to make charitable donations to the Russian Foundation of the Telecommunications History;
2. to enter into a transaction with regard to the sales of the interest in ZAO Restated (representing 33% of the charter capital) owned by JSC to ZAO Sistema-Telecom;
3. to enter into a loan agreement and a pledge agreement;
4. to enter into a consultancy and information agreement with ZAO Startkom;
5. to pay a bonus to the General Director on the basis of the results of financial and business operations, for his valuable personal contribution in the support of the civil defense in the Rostov Region on the state-of-the-art level with regard to public notifications and information;
6. to terminate, as of April 1, 2001, the following branches of JSC : the Belaya Kalitva Telecommunications Terminal, the Bagaevsky Telecommunications Terminal, the Bolshaya Martynovka Telecommunications Terminal, the Konstantinovsk Telecommunications Terminal, the Novoshakhtinsky Telecommunications Terminal, the Oblivskaya Telecommunications Terminal, the Ust-Donetsk Telecommunications Terminal, and to establish

Telecommunications Workshops on the basis thereof; to terminate, as of December 31, 2001, the Rostov City Telephone Network, the Rostov Long-Distance Switch, the following branches: the Rostov-on-Don Telegraph Office, the Azov Telecommunications Terminal, the Aksay Telecommunications Terminal and the Chaltyr Telecommunications Terminal;

7. to establish, on the basis of the terminated terminals, the following structural divisions: the Rostov Technical Telecommunications Center, the Azov Communications Workshop of the Bataysk Telecommunications Terminal, the Aksay Communications Workshop of the Novocherkassk Telecommunications Terminal, the Chaltyr Communications Workshop of the Taganrog Telecommunications Terminal.

The Board of Directors

- caused the Management Board to take actions required for the withdrawal from ZAO Communications Trading House and to consider the possibility to write this interest off for the benefit of OAO Intersvyaz and OOO Research and Production Center Rostinform;

- caused the Audit Commission of the Company to carry out the audit, not later than May 5, 2001, of financial and business operations of OAO The Rostov-on-Don Telegraph Office in 2000;

- adopted amendments and supplements to the Charter of JSC in accordance with the resolution of the Board of Directors of JSC on the increase in the charter capital through offering additional shares, dated November 23, 2000 and in accordance with the registered reports on the results of securities issuance.

For information: in 2002, the Board of Directors has already held 8 meetings at which it considered the following matters and adopted the following resolutions:

1. The Board of Directors approved:

- quarterly reports of a securities issuer for quarter 4 of 2000 and for quarter 1 of 2001;

- the budget of JSC for 2002;

- the program of actions with regard to the public relations and disclosure of information on the Company in 2002 and 2003;

- the reserve of the Company for the position of the General Director;

- the terms of the Additional Agreement to the Agreement with the Registrar of Securityholders;

2. The Board of Directors took into consideration:

- information on the actions taken for the purposes of the improvement of the structure of the Company;

- reports on the progress with regard to earlier resolutions of the Board of Directors and the General Meeting of Shareholders;

- the report on the results of actions with regard to the reorganization of JSC ;

- information on the work with the accounts payable based on the results of 2001;

- information on the status of the accounts receivable based on the results of operations of the Company in 2001;

- information on the implementation of the strategy aimed at higher competitiveness of telecommunications services.

3. The Board of Directors amended and supplemented the Regulations of a Branch with regard to the Bataysk Telecommunications Terminal, the Novocherkassk Telecommunications Terminal and the Taganrog Telecommunications Terminal.

4. The Board of Directors adopted the following resolutions:

- to pay to the General Director of JSC a bonus in connection with the successful carrying on, in short time limits, of numerous organizational and technical actions required to organize a live TV conference of V.V. Putin, President of the Russian Federation, on December 24, 2001;

- on the annual general meeting of shareholders of JSC to be held on June 18, 2002.

5. The Board of Directors accepted the following proposals made by shareholders:

- the proposal of OAO Svyazinvest made by V.V. Ukhov to put certain items on the agenda of the annual general meeting of shareholders (such items were put on the Agenda of the annual general meeting of shareholders) and on nominees to the Audit Commission of the Company (such nominees were put on the list for the voting on the elections to the Audit Commission of the Company);

- the proposal of OAO Svyazinvest made by V.V. Ukhov and V.V. Romashkin on nominees to the Board of Directors of the Company (such nominees were put on the list for the voting on the elections to the Board of Directors of the Company).

6. The Board of Directors approved:

- the actions taken for the purposes of the introduction of a new accounting policy and the separate cost accounting;

- the lease agreement with regard to non-residential premises to be entered into by and between JSC and ZAO Mobikom Caucasus.

7. The Board of Directors determined that in 2003, 78,200 lines and in 2004, 70,000 lines shall be put into operation for the purposes of reducing the expenses related to the purchase of equipment required for the investment projects and to improve the efficiency of the investment activities of JSC .

8. The Board of Directors coordinated the agreement to be entered into by and between JSC and Non-Commercial Partnership The Telecommunications Development Problems Research Center with regard to the gratuitous targeted transfer of cash by the Company for the benefit of the Partnership.

5.2.1 Changes in the charter capital of the Company in the year for which the report is made; split of shares or increase in the nominal value of shares.

On March 22, 2001, the Federal Securities Commission of Russia registered the Prospectus of JSC and the resolution to issue securities with regard to preferred and common shares approved by the Board of Directors of JSC on November 23, 2000.

On April 18, the Company completed its reorganization through a merger of OAO The Rostov-on-Don Telegraph Office with and into JSC . On the same day, the securities of OAO The Rostov-on-Don Telegraph Office were cancelled and common and preferred shares in OAO The Rostov-on-Don Telegraph Office were converted into shares in JSC .

On April 27, the Board of Directors of JSC approved Reports on the results of issuance of common and preferred shares in JSC ; placed 2,547,200 common shares and 849,056 preferred shares with a nominal value of RUR 10 each through conversion therein of common and preferred shares in OAO The Rostov-on-Don Telegraph Office. In accordance with the order of the Federal Securities Commission of Russia, dated May 16, 2001, the Company registered its reports on the results of issuance of securities of JSC . In connection therewith, the charter capital was increased up to RUR 965,902,560.

5.2.2 The Company did not gain control over any of its outstanding shares.

5.2.3 The Company did not re-purchase or acquire any of its shares.

5.2.4 As of April 1, 2002, the Company did not have any shares recorded in its balance sheet.

5.3 Actions taken by the Company's executive bodies:

Table 9

Individual Executive Body of the Company	Date of Appointment	Term of Office
Valery V. Ukhov, General Director of the Company	June 20, 2000	5 years

- members of the Management Board in the year for which the report is made:

Table 10

Members of the Management Board	Date of Establishment	Term of Office
1. Galina K. Borisova, Deputy General Director of JSC	June 20, 2000	2 years
2. Viktor A. Burtsev, Chief Accountant of JSC	June 20, 2000	2 years
3. Gennady S. Yegorochkin, 1st Deputy General Director of JSC	June 20, 2000	2 years
4. Valentin I. Lozin, Deputy General Director of JSC	June 20, 2000	2 years
5. Yuri V. Metla, Director of the Rostov City Telephone Network	June 20, 2000	2 years
6. Oleg G. Mukovozov, Head of the Law Department of JSC	June 20, 2000	2 years
7. Vladimir Ya. Putilov, Deputy General Director of JSC	June 20, 2000	2 years
8. Valery V. Ukhov, General Director of JSC	June 20, 2000	2 years
9. Vladimir A. Yaremchuk, Deputy General Director of JSC	June 20, 2000	2 years

- number of meetings held by the collective executive body in the year for which the report is made: 15

- in the year for which the report is made, the collective executive body adopted the following principal resolutions:

- approved the new structure of JSC ;
- adopted an agreement with Research and Production Center Telecom-Soyuz for the period up to 2006;
- approved the adjusted business plan for 2001;
- provided financial support to the Communications History Foundation;
- approved reports on the implementation of the Company's business plan for 6 months and 9 months of 2001;
- approved leasing contracts to be entered into with Cisco, CDMA; the contract for the assembly of the equipment at transformer substations with OAO Don-Story and OOO Prometey, a loan agreement with the South-West Bank, a transaction with OOO Rossvyaz with regard to the reconstruction of a switch in Novocherkassk, transactions with ZAO Two Keys, OAO Giprosvyaz, ZAO Mobikom Caucasus, Restated, The Telecommunications Development Problems Research Center;
- on the overhaul of a recreation center in Lazarevskoye;
- approved the instruction on the supervision of project development, entering into agreements and implementation thereof;
- approved the Regulations of Wages for 2001 and 2002 and the Regulations of Bonuses;
- approved the results of carrying out the budget of the Company in quarter 3 of 2002;
- summed up the results of the rating of branches in quarters 3 and 4 of 2001 and quarter 1 of 2002;
- provided financial support to the Rostov Cardiovascular Surgery Center, the State Messenger Service Department, the Volgodonsk Social Protection Department; to disabled persons in Shakhty, to the hospital for disabled soldiers of the Great Patriotic War;
- approved the unified maintenance plan;
- approved the draft Budget of the Company for 2002;
- on the verification of unsatisfied applications for the installation of a telephone filed by disabled soldiers of and participants in the Great Patriotic War;

- approved the Regulations of Budgeting;
- approved the expenses required to repair social objects.

5.4 Actions of the Company's Audit Commission:

- members of the Audit Commission in the year for which the report is made:

1. Sergey I. Alekhin, OAO Svyazinvest, Chief Specialist of the Internal Audit and Economical Analysis Department;
2. Tatiana I. Bystrova, Head of the Finance Department of JSC
3. Larisa A. Sevkova, OAO Svyazinvest, Deputy Chief Accountant.

- number of meetings of the Audit Commission in the year for which the report is made: 2;
- information on the audits of the financial and business operations:

total audits: 1, including:

those carried out on the initiative of the Audit Commission (minutes of a meeting of the Audit Commission No. 3, dated February 28, 2002): 1.

- basic results of the audits carried out by the Audit Commission:

In the opinion of members of the Audit Commission, the financial statements are prepared to present fairly the assets and liabilities of the Company as of January 1, 2002, and financial results of its operations for the year ended December 31, 2001, in accordance with regulations of the Ministry of Finance of the Russian Federation (Order No. 34n, dated July 29, 1998, Order No. 43n, dated July 6, 1999 and Order No. 60n, dated July 28, 2000 (as amended and supplemented)).

5.5 Other information:

Aggregate Results of Trading in Shares of JSC
on the Russian Trade System Exchange in 2001

Table 11

Code	Type	High bid quotation	Low bid quotation	Low asked quotation	High asked quotation	Annual turnover, US$	Annual share turnover	Number of transactions
ELRO	Common	0.69	0.2	0.43	1.9	388,953	735,171	24
ELRO	Preferred	0.28	0.12	0.24	0.75	88,475	352,050	13

As of December 29, 2001, the capitalization of JSC was equal to US$ 43 million.

On December 5, 2000, the Company approved its Planned Schedule of Actions Aimed at the Improvement of Liquidity and Market Value of Shares in JSC for 2001.

This Planned Schedule for 2001 included the following actions:

Table 12

Action	**Time**	**Implementation**
1. To maintain the web-site of JSC	on a regular basis	is performed on a regular basis
2. To establish and to provide information support to the description of the Company in Bloomberg and Reuters	on a regular basis	The Company distributes press releases containing information on its operations (21 press releases since the beginning of the year)
3. To prepare and to distribute the profile of the Company	on a quarterly basis	is performed on a regular basis
4. To prepare and to distribute press releases on the operations of the Company	on an as needed basis	The Company distributes press releases containing information on its operations (21 press releases since the beginning of the year)
5. To prepare and to distribute the annual report	in June, 2001	The annual report for 2000 was prepared and distributed among shareholders and interested parties

In 2001, the Company continued disclosing information on the Company's operations both on the official level (pursuant to the effective laws of the Russian Federation) and the unofficial level (in accordance with the local ideas of the Company).

The Company acts in accordance with its information disclosure program and carries out its information disclosure and distribution agreement with NAUFOR (the "Issuer" SKRIN System). Information on the Company is available to whom it may concern in the "free access" regime, and the Company has the highest A+ category in terms of information disclosure. The Company maintains permanent contacts with AK&M, Interfax, Rosbusinessconsulting, Bloomberg, Skate-Press and Prime Tass information and analytical agencies.

The Company's annual report for 2000 received high evaluation in the "Catalogue of Annual Reports" competition arranged by the *Expert* magazine; it was nominated first in the Genre Classics and Internet nominations and scored 2nd overall.

In 2001, JSC put into operation new fixed assets with a value of RUR 297,606,000, including production facilities with a value of RUR 297,068,000 and non-production facilities with a value of RUR 538,000. The aggregate capital investments in the reporting year were equal to RUR 293,159,000. Investments into production construction totaled RUR 293,146,000, including assembly work worth RUR 79,589,000. The value of machinery and equipment, instruments and tools was equal to RUR 207,295,000.

In 2001, the Company invested primarily into construction of intrazonal primary digital lines and into new technologies, development of new services on the basis of digital networks, replacement of analogue switches with digital equipment and completion of objects the construction of which has been started earlier.

The Company put into operation 33,132 city and rural telecommunications lines, including 5,408 lines on the basis of imported equipment.

including:


88.0%
12.0%
City
Rural

City and Rural Facilities Put into Operation

VI. FINANCES AND BUSINESS OF THE COMPANY

6.1 Breakdown of proceeds in terms of users, %

Table 13

Principal services	Individuals	Business entities	Governmental entities
Telecommunications (long-distance, city and rural telecommunications)	49.0 45.1	72.3 17.1	47.8 43.5
Internet and data transfer	0.9	5.8	3.4
Cellular communications	-	-	-
Other	5.0	4.8	5.3

Actions taken by the Company for the purposes of putting into operation new technologies and services related to documentary communications:

In 2001, the Company continued rapid development of its data transfer network in the Rostov Region. Due to its flexible tariff policy, the Company managed to increase the relevant market share by more than 50.0%; the total number of Internet users rose 2.5 times compared to 2000 and totaled 12.500. In 2001, the Company constructed a 100 Mbit/sec IP city trunk line which connected its 4 basic terminals: the Rostov Long-Distance Switch and the ATS-32, ATS-45 and ATS-74 switches, thus making it possible to provide high-speed Internet access. The Company provides TCP\IP Internet telecommunications. Currently, domestic and international long-distance traffic goes also through packet switching networks.

In 12 towns of the Rostov Region, the Company put into operation Internet servers. Currently, subscribers in Bokovskaya, Kuybyshevo, Orlovsky, Yegorlykskaya, Vesyoly, Kazanskaya, Krasny Sulin, Remontnoye, Sovetskoye, Milyutinskaya, Kagalnitskaya and Zverevo have access to Internet.

The Company highly improved the quality of communications and the information transfer speed in Morozovsk, Belaya Kalitva, Shakhty, Volgodonsk and Tsimlyansk.

Major users, such as the Pension Fund of the Rostov Region, the Ministry of Taxes and Charges of the Rostov Region, etc. got access to corporate networks.

The Company started work under the Electronic Russia Program.

Application of facilities for subscriber radio access: in 2001, the Company continued the development of the CDMA wireless access network, installed basic switches in Taganrog and Rostov-on-Don and thus expanded its network by 2000 lines.

Local telecommunications: the Company carries out the reconstruction of the telephone networks in Rostov-on-Don through installation of EWSD equipment, and in Donetsk and Gukovo through replacement of decade stepping switch equipment with ATSTs-90 equipment.

The Company proceeded with construction of state-of-the-art digital switches. 28,108 lines at digital switches were put into operation.

Construction of MSS rings: the Company proceeds with the construction of the regional trunk network, including the construction of FOL connections to Krasny Sulin and Gukovo.

Introduction of time rates: the Company proceeds with the installation of automatic time-based cost recorders in the assembled capacity of the telephone network operated by the Company. As of January 1, 2002, the assembled capacity of automatic switches and city switches equipped with time-based cost recorders (including quasi electronic automatic switches functioning as time-based cost recorders) totaled 323,753 lines, or 60.4% of total assembled capacity of the city telephone network and 18.1% of total assembled capacity of the rural telephone network. The Company continues its efforts to equip rural automatic switches with Automatic Number Determination devices. In 2001, Automatic Number Determination devices were installed in 7,032 lines. As a result, 94.0% of total capacity of automatic switches and rural switches are equipped with Automatic Number Determination devices.

Installation of state-of-the-art pay telephones: the Company proceeds with the upgrading of pay telephones, including the replacement with card pay telephones and installation of universal pay telephones manufactured by TELECART which can be used to make both long-distance and local calls. As of January 1, 2002, the Company owned 5,527 pay telephones, 4,103 of which have already been replaced with card pay telephones. The Company owns a total of 653 city and 91 rural universal TELECART pay telephones.

6.2 Movement of investments into fixed assets made by the Company

Table 14

No.	**Indicator**	**Unit**	**1998**	**1999**	**2000**	**2001**
1	2	3	4	5	6	7
1	Investments out of all sources of financing	RUR million	176,933	230,155	168,531	293,159
1.1.	The Company's internal funds, including:	RUR million	133,797	98,018	147,632	229,496
	- profit	RUR million	-	-	56,891	126,500
1.2	Attracted funds	RUR million	43,136	132,137	20,899	63,663
2	Rate of attracted funds in total capital investments	%	24.4	57.4	12.4	21.7

Investments in the period of 1997 through 2001


300
250
200
150
100
50
0
1997
1998
1999
2000
2001

6.3 Participation in other entities rendering telecommunications services (in which the Company owns at least 10% of the Charter Capital) and profitability of long-term financial investments.

Table 15

No.	Entity name	Principal business	Share in the charter capital, %	Contribution in the charter capital, RUR'000	Return on long-term financial investments	
					Return on assets (ROA), %	Net present value (NPV), RUR'000
1.	OAO Rostov-giproshakht	Mine designing	22.46	9,458.3	-	-
2.	OOO Faktorial-99	information, business and intermediary operations	100.0	600.0	0.65	-
3.	ZAO Dontele-com	GSM-900 cellular communications services	33.33	5,457.0	46.5	1,241,164

Explanatory Note on Each Entity

JSC RostovTelecom is the founder of the following entities:

1. ***OAO Rostovgiproshakht***

Name: ***Open Joint Stock Company Rostovgiproshakht***

Location: ***47 Bratsky Pereulok, Rostov-on-Don***

Mail address: ***Building 7, 157 Krasnoarmeyskaya Ulitsa, 344010 Rostov-on-Don***

The share owned by the issuer in the charter capital of the legal entity: 22.46%

OAO Rostovgiproshakht is a "technical", supporting transaction to the transaction related to the purchase of a building. The Company carried out two transactions with regard to the purchase of shares of AOOT Rostovgiproshakht with the aggregate value of RUR 9,458,300 which enabled the Company to save cash and to decrease depreciation payments. The Company received no dividends or income. The resolution to purchase the shares of OAO Rostovgiproshakht was adopted by the Board of Directors on December 17, 1998. The principal business of OAO Rostovgiproshakht is general designing and development of designing estimates for coal producing enterprises. Currently, OAO Rostovgiproshakht is under receivership. Yana O. Matsynina was appointed as the receiver.

On June 25, 2001, the Management Board of JSC considered the possibility to recover the funds invested into OAO Rostovgiproshakht (minutes No. 18). The Management Board noted that JSC is not a creditor of OAO Rostovgiproshakht and therefore is unable to exercise the rights of a creditor provided for in the Federal Law of the Russian Federation "On Insolvency (Bankruptcy)". Currently,

JSC has no legal grounds for the recovery of its investments into OAO Rostovgiproshakht and is unable to sell such shares because they are non-liquid. In the event of liquidation of OAO Rostovgiproshakht, JSC will be able to take part in the distribution of its assets remaining after the assets of OAO Rostovgiproshakht have been distributed among its creditors pursuant to Article 23 of the Federal Law "On Joint Stock Companies".

2. *<u>OOO Faktorial-99</u>*

Name: ***Limited Liability Company Faktorial-99***

Location: ***47 Bratsky Pereulok, Rostov-on-Don***

Mail address: ***47 Bratsky Pereulok, 344082 Rostov-on-Don***

Grounds for participation: ***Resolution of the Board of Directors of JSC (Minutes No. 5, dated November 6, 1997)***

Confirmation of participation: ***State Registration Certificate of a Legal Entity No. 10620, Series OO-LR.***

OOO Faktorial-99 was established on the basis of the Investment Finance Company Electrosvyaz-Invest, a branch of the Company established in January 1998. (100% of the charter capital is owned by JSC).

OOO Faktorial-99 was established to operate in the securities market.

OOO IFC Electrosvyaz-Invest had been unable to operate in this market because of stagnation and instability of the stock market, high risks of transactions and lack of funds required to carry out such transactions, in addition, it had no qualified in-house specialists; therefore, the Board of Directors adopted a resolution, on November 3, 1999 (Minutes No. 4) to rename OOO IFC Electrosvyaz-Invest as OOO Faktorial-99 and approved the restated Charter of OOO Faktorial-99 reflecting the new business thereof. The restated Charter of OOO Faktorial-99 was registered on December 14, 1999 (Registration Certificate No. 10620, Series 00-LR, issued on February 8, 2000). Currently, OOO Faktorial-99 is not engaged in any business. In the future, OOO Faktorial-99 will support transactions with accounts receivable of JSC .

3. *<u>ZAO Dontelecom</u>*

Name: ***Closed Joint Stock Company Dontelecom***

Location: ***15 Ulitsa Kayani, Rostov-on-Don***

Mail address: ***7th floor, 10 Beregovaya Ulitsa, 344088 Rostov-on-Don***

Grounds for participation: ***the successor of the State-Owned Communications and Information Company Rossvyazinform***

Confirmation of participation: ***Shareholders Agreement with regard to the operations of Closed Joint Stock Company Dontelecom, dated June 4, 1996.***

JSC is a founder of and the owner of a 33.33% interest in ZAO Dontelecom established in cooperation with OAO Rostelecom and RTDC (USA) for the purposes of rendering GSM-900 cellular communications services. The equipment used for the network was manufactured by Siemens and Motorola. The contribution of the Company was equal to RUR 5,457,000 and was made in the form of capitalized rentals for the equipment, technical connection, real estate and technical services. On December 17, 1998, the Board of Directors acknowledged that the work with ZAO Dontelecom was performed in unsatisfactory manner; it resolved, however, not to withdraw from the founders of ZAO Dontelecom, taking into consideration the market value of the shareholding in ZAO Dontelecom owned by JSC . On April 27, 2000, the Board of Directors resolved that the participation of JSC in ZAO Dontelecom was appropriate.

As of the date hereof, JSC has received no dividends from the operations of ZAO Dontelecom.

The Company anticipates that the competition in the field of cellular communications in the Rostov Region becomes stronger. The Company is not in the position to participate in the development of ZAO Dontelecom and receives no dividends; therefore, the Company believes it appropriate to dispose of its shareholding. On April 26, 20001, the Board of Directors of JSC RostovTelecom adopted a resolution to sell its interest in ZAO Dontelecom.

6.4 Information on large businesses and non-profit entities in which the Company is a participant (holding companies, financial and industrial groups, other associations of business entities).

1. ***<u>The North Caucasus Securities Market Development Fund</u>***

Name: ***The North Caucasus Securities Market Development Fund***

Location: ***22 Budennovsky Prospekt, 344007 Rostov-on-Don***

Mail address: ***22 Budennovsky Prospekt, 344007 Rostov-on-Don***

Grounds for participation: ***Resolution of the Board of Directors of JSC as of June 23, 1998.***

Confirmation of participation: ***amendments and supplements to the Charter of The North Caucasus Securities Market Development Fund registered by the***

Registration Chamber of the Rostov-on-Don City Administration on August 13, 1998 under No. 1525-RP-I.

JSC is a participant in The North Caucasus Securities Market Development Fund (NC SMDF). The resolution on the participation was adopted by the Board of Directors of JSC on June 23, 1998. The contribution was equal to RUR 2,900. The objective of the Fund is to develop the securities market in North Caucasus.

2. Union of Manufacturers and Consumers of Communications Facilities

Name: ***Union of Manufacturers and Consumers of Communications Facilities***

Location: ***6, the 2nd Spasonalivkovsky Pereulok, Moscow***

Mail address: ***6, the 2nd Spasonalivkovsky Pereulok, 117909 Moscow***

Grounds for participation: ***Resolution of the Board of Directors of JSC as of August 10, 1999 (Minutes No. 2).***

Confirmation of participation: ***the Founding Agreement of the Union of Manufacturers and Consumers of Communications Facilities No. 93033, dated January 24, 2000.***

In 1999, JSC joined the founders of the Union of Manufacturers and Consumers of Communications Facilities (the UMCCF). In accordance with the resolution of the Board of Directors, the lump-sum admission fee was equal to RUR 50,000, and the annual charge for services was equal to RUR 150,000. The principal objective of the UMCCF is to combine the efforts and interests of local manufacturers of communications equipment, suppliers of facilities, communications operators and design and research entities with regard to all matters relating to the development of communications facilities.

3. The North Caucasus Association of Telecommunications Operators

Name: ***The North Caucasus Association of Telecommunications Operators***

Location: ***66 Karasunskaya Ulitsa, Krasnodar, the Russian Federation***

Mail address: ***66 Karasunskaya Ulitsa, Krasnodar, the Russian Federation***

Grounds for participation: ***Resolution of the Board of Directors of JSC as of November 3, 1999 (Minutes No. 4).***

Confirmation of participation: ***the Founding Agreement of The North Caucasus Association of Telecommunications Operators, dated November 23, 1999.***

JSC is a Member of The North Caucasus Association of Telecommunications Operators, it has the rights and obligations provided for in the Charter of the Association. The Company's General Director was elected Vice-President of the Association. The Association has the following objectives:

- To promote the cooperation of the management in all levels of the regional telecommunications sector;

- To ensure the cooperation of the members of the Association for the purposes of unified policy of development of telecommunications facilities and equipment in the respective territories;

- To aid members of the Association in efficient attraction and application of financial resources required to implement federal, regional and local programs and projects. The resolution to join The North Caucasus Association of Telecommunications Operators was adopted by the Board of Directors of JSC on November 3, 1999 (Minutes No. 4). The initial contribution was equal to RUR 20,000.

4. ***CDMA***

Name: ***CDMA Network Operators Association***

Location: ***Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow, the Russian Federation***

Mail address: ***Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow, the Russian Federation***

Grounds for participation: ***Resolution of the general meeting of shareholders as of June 23, 1998.***

Confirmation of participation: ***Registration Certificate No. 7 issued on November 12, 1998.***

JSC is a Member of the CDMA Network Operators Association, it has the rights and obligations provided for in the Charter of the Association. The resolution to join the Association was adopted at the annual general meeting of shareholders on June 23, 1998. The admission fee was equal to RUR 5,000. The primary objective of the Association is to consolidate the actions of Russian operators who establish and operate wireless telecommunications networks based on the SMDA technologies.

6.5 Movement of accounts receivable and accounts payable

Table 16

No.	Indicator	Unit	1998	1999	2000	2001
1	2	3	4	5	6	7
1	Accounts receivable, total	RUR'000	221,692	238,687	235,799	251,537
	including:					
	• long-term	RUR'000				
	• short-term	RUR'000	221,692	238,687	235,799	251,537
	including current (1 month)	RUR'000	112,174	118,274	152,723	214,322
	- as percentage of gross proceeds	%	29.6	24.5	18.3	14.2
2.	Overdue accounts receivable:	RUR'000	109,518	120,413	83,076	37,215
	- as percentage of gross proceeds	%	14.6	12.4	6.5	2.1
3	Accounts payable, total	RUR'000	159,810	234,736	213,780	262,492
	including:					
	• long-term	RUR'000	-	-	-	-
	• short-term	RUR'000	159,810	234,736	213,780	262,492
	- as percentage of gross proceeds	%	21.3	24.1	16.6	14.9
4	Overdue accounts payable:	RUR'000	23,508	122,373	79,461	130,029
	- as percentage of gross proceeds	%	3.1	12.6	6.2	7.4

Note: the amounts in Rubles were adjusted on the basis of the following exchange rates: RUR 20.65 for US$ 1.00 as of January 1, 1999; RUR 27.0 for US$ 1.00 as of January 1, 2000 and RUR 28.16 for US$ 1.00 as of January 1, 2001 and RUR 30.14 for US$ 1.00 as of January 1, 2002.

6.6 Covered losses of previous years and expenditures not supported by internal funds: no

6.7 Movement of principal indicators of the network development

Table 17

No.	Indicator	Unit	1997	1998	1999	2000
1	2	3	4	5	6	7
1	Growth of the length: - of international telephone channels*; - of domestic long-distance (intrazonal) telephone channels, total	1,000 channel/km 1,000 channel/km	- 7.3	- 16.0	- (322.1)	- 484.0
	including established by digital transfer systems	1,000 channel/km	-	14.0	2.9	511.7
2	Growth of the number of basic telephones, total, including - city telephone network - rural telephone network	1,000 units 1,000 units 1,000 units	31,8 29,6 2,2	29,7 25,6 4,1	15,6 10,5 5,1	23,2 17,1 6,1
3	Growth of the number of outgoing automatic channels of automatic switches, total including zonal communications	channels channels	78 88	340 135	436 214	253 253
4	Digitalization	%	23.6	26.97	22.25	26.12
5	Rate of telephone lines* city telephone network rural telephone network	%	39.94 19.73	42.7 21.2	14.85 7.49	18.83 9.58

Comments on the table:

* to be provided by OAO Rostelecom.

- In 2000, the length of telephone channels decreased by 322.1 thousand channels/km as a result of withdrawal of the TV and Radio Broadcasting Center from JSC (329.64 thousand channel/km) and simultaneous putting into operation 7.5 thousand channel/km of cable linear facilities.

- Until 2000, the rate of telephone lines was calculated per 100 families; as of January 1, 2001, the Company uses a new calculation method: per 100 persons.

6.8 Movement of analytical indicators of financial status

Table 18

Indicator	1998	1999	2000	2001
1. Profitability in accordance with the balance sheet profit	7.4	8.3	16.7	25.3
2. Autonomy factor	0.88	0.80	0.82	0.82
3. Cash ratio	0.08	0.05	0.15	0.13
4. Current ratio	1.55	1.22	1.45	1.53
5. Own current assets ratio	0.28	(0.06)	0.03	0.08

6.9 Movement of social indicators

Table 19

Indicator (from Form 1-t)	Unit	1998	1999	2000	2001
1. Average number of employees (except those having side jobs and those not on the payroll)	person	10,545	10,049	9,818	9,681
2. Average monthly wages per employee	RUR	1,247	1,592	2,577	3,513
3. Average income per employee	RUR	1,260	1,617	2,600	3,555

6.10 Movement of principal operation effectiveness indices

Table 20

No.	Indicator	Unit	1998	1999	2000	2001
1	2	3	4	5	6	7
1	Income per line	RUR	1,219	1,515	1,978	2,801
2.	Profit per line	RUR	215	258	319	526
3	Profit per employee	RUR	11,694	15,411	20,046	34,239
4	Lines per employee	Unit	54	60	63	65.1
5	Single unit cost	RUR/100 RUR in proceeds	73.2	77.3	81.0	74.2
6	Share of the wages fund in proceeds	%	21.2	19.7	24.1	23.1

6.11 Net assets of the Company

Table 21

	January 1, 2002
1. Net assets (RUR'000)	1,724,857
2. Charter capital (RUR'000)	965,903
3. Reserve fund (RUR'000)	27,556
4. Net assets/charter capital ratio (line 1/line 2) (%)	178.6
5. Net assets/charter capital plus reserve fund ratio (line 1/(line 2 + line 3)) (%)	173.6

During the period for which the report is made, the Company's net assets rose by RUR 213,240, or 14.1%.

BASIC APPLICATION OF RETAINED PROFIT

Table 22

No.	Indicator	Unit	2001		2002
			Approved at the general meeting of shareholders	Report	Plan
1	2	3	4	5	6
	Total retained profit (indicator 2 "For reference" – Line 470, Form 1 of the balance sheet)	RUR'000	169,251	169,251	213,055
Application of distributable profit					
1.	To cover:				
(a)	losses of past years	RUR'000			
	including:				
	- losses not supported by sources of finance				
(b)	the loss of the current year	RUR'000			
2.	To establish the reserve fund	RUR'000	6,666	6,666	10,526
	% of net profit in 2001	%	5.0	5.0	5.0
	% of total distributable profit	%	3.9	3.9	4.9
3	To establish the special corporatization fund for the benefit of the Company's employees (if provided for in the charter documents)	RUR'000			
	% of total distributable profit	%			
4	To pay dividends	RUR'000	22,666	22,666	42,103
	% of net profit in 2001	%	17.0	17.0	20.0

	% of total distributable profit	%	13.4	13.4	19.8
5	Funds applied by the Company as financial security of its production development (including equity participation) – total	RUR'000	126,500	126,500	160,426
	% of total distributable profit	%	74.7	74.7	75.3
	including: - equity participation				
6	Balance retained profit	RUR'000	13,419	13,419	0
	including: replenishment of current assets	RUR'000	13,419	13,419	x

For reference:

No.	Indicator	Unit	As per balance sheet for 2001
1	Retained profit of previous years (line 460 of Form 1 of the balance sheet),	RUR'000	161,322
	including		
(a)	- applied as the source of finance for the purposes of the production development (Line 051, Column 6 of Form 3 of the balance sheet – Line 5(c))	RUR'000	131,361
(b)	- applied to replenish current assets in accordance with resolutions of the general meeting of shareholders in 2000 and 2001	RUR'000	27,419
(c)	- additional evaluation of retired reevaluated fixed assets carried forward from additional capital	RUR'000	
2	Retained profit of previous years distributable in 2002 (Line 1 – Line 1(a) – Line 1(b) – Line 1(c))	RUR'000	2,542
3.	Retained profit of the year for which the report is made (Line 470 of Form 1 of the balance sheet)	RUR'000	210,513
4.	Total loss and expenditures (Line 465 + Line 475 of Form 1 of the balance sheet), including		
(a)	Uncovered expenses of previous years	RUR'000	
	including:		
	- expenses not supported by sources of finance	RUR'000	
(b)	Uncovered loss of the year for which the report is made	RUR'000	
	Potential sources of covering the above loss, total	RUR'000	
	including		
(a)	Retained profit of past years	RUR'000	

	including: retained profit of past years to the extent of additional evaluation of retired reevaluated fixed assets carried forward from additional capital	RUR'000	
(b)	Reserve fund	RUR'000	
(c)	Retained profit of the reporting year 2001	RUR'000	
(d)	Additional capital (other than the increase in the property value upon re-evaluation)	RUR'000	
5	Information with regard to the social fund:	RUR'000	
(a)	The amount of the social fund carried forward from Account 88, Subaccount "Social Fund" to Account 88, Subaccount "Retained Profit of Past Years"	RUR'000	
(b)	Value of social objects acquired after the Company was privatized	RUR'000	
(c)	Retained amount of the Social Fund (Line 5(a) – Line 5(b)	RUR'000	

7.3 Movement of dividend payments on the Company's shares (per 1 share)

Table 23

Security	1998		1999		2000		2001*	
	Amount (RUR)	% of the nominal value	Amount (RUR)	% of the nominal value	Amount (RUR)	% of the nominal value	Amount (RUR)	% of the nominal value
1. Common shares	0.076	0.76	0.109	1.09	0.12883	1.29	0.29059	2.91
2. Preferred shares	0.327	3.27	0.469	4.69	0.55214	5.52	0.87178	8.72

Comments on the table:

* The dividend recommended by the Company's Board of Directors (Supervisory Board) for approval at the general meeting of shareholders

e-mail: elect@donpac.ru, ocb@donpac.ru
http://www.donpac.ru
Facsimile No.: 44 24 10, 67 19 67
Contact telephones:
Reception: 44 22 01
Secretary of the Board of Directors: 44 22 08
Deputy General Director for Finance and Marketing: 44 22 03

BALANCE SHEET

			CODES
as of December 31, 2001		Form No. 1 OKUD	0710001
		Date (year, month, date)	
Organization:	JSC RostovTelecom	OKPO	
Taxpayer Identification No.	6164100189	INN	
Business		OKDP	
Corporate and legal form/form of property		OKOPF/OKFS	
Unit:	RUR'000	OKEI	384

Address:	Date of approval	
	Date of dispatch (acceptance)	

ASSETS	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	974	50
patents, licenses, trademarks (service marks), other rights	111	974	50
organizational expenses	112		
goodwill	113		
Fixed assets (01, 02, 03)	120	1,403,607	1,616,604
land plots and natural objects	121		
property, plant and equipment	122	958,332	975,402
Construction in progress (07, 08, 16, 61)	130	47,762	31,627
Profitable investments in material values (03)	135		
including: assets to be leased out	136		
assets for hire	137		
Long-term investments (06, 82)	**140**	38,520	41,583
investments in subsidiaries	141	600	600
investments in dependent companies	142	14,915	14,915
investments in other organizations	143	23,005	26,068
loans to entities for periods exceeding 12 months	144		
other long-term investments	145		
Other non-current assets	150		
TOTAL Section I	**190**	1,490,863	1,689,864
II. CURRENT ASSETS			
Inventory:	**210**	60,984	91,757
raw materials, materials and similar values (10, 12, 13, 16)	211	49,952	82,966
animals in breeding and fattening (11)	212		
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	213		

ASSETS	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
finished products and goods for re-sale (16, 40, 41)	214	8,998	3,304
goods shipped (45)	215		
deferred expenses (31)	216	2,034	5,487
other inventory and expenditures	217		
VAT on acquired valuables (19)	220	17,020	28,777
Accounts receivable (maturing more than 12 months following the reporting date):	**230**		
Buyers and customers (62, 76, 82)	231		
notes receivable (62)	232		
Related parties (78)	233		
advances granted (61)	234		
other debtors	235		
Accounts receivable (maturing within 12 months following the reporting date):	**240**	235,799	251,537
buyers and customers (62, 76, 82)	241	191,107	188,244
notes receivable (62)	242	412	1,372
related parties (78)	243		
contributions to the Charter Capital of members (founders) receivable (75)	244		
advances granted (61)	245	4,404	4,052
other debtors	246	39,876	57,869
Short-term investments (56, 58, 82):	**250**		
loans granted to entities for periods less than 12 months	251		
own shares purchased from shareholders	252		
other short-term investments	253		
Cash:	**260**	31,050	33,003
cash in hand (50)	261	690	1,199
settlement account (51)	262	28,592	29,862
hard-currency account (52)	263	136	7
other cash (55, 56, 57)	264	1,632	1,935
Other current assets	270		
TOTAL Section II	**290**	344,853	405,074
BALANCE (sum of lines 190 + 290)	**399**	1,835,716	2,094,938

Liabilities	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (85)	410	931,940	965,903
Additional capital (87)	420	350,638	332,452
Reserve capital (86)	**430**	26,282	27,556
statutory reserves	431	26,282	27,556
reserves established in accordance with constituent documents	432	-	-
Social fund (88)	440	32,855	25,501
Retained profit of previous years (88)	460	158,780	161,322
Uncovered loss of previous years (88)	465	-	-
Retained income of the accounting year (88)	470	-	210,513
Uncovered loss of the accounting year (88)	475	-	-
TOTAL Section III	**490**	1,500,495	1,723,347
IV. LONG-TERM LIABILITIES			
Borrowed monies (92, 95)	**510**	84,553	106,169
bank loans maturing more than 12 months after the reporting date	511	-	-
other loans maturing more than 12 months after the reporting date	512	84,553	106,169
Other long-term liabilities	520	-	-
TOTAL Section IV	**590**	84,553	106,169
V. SHORT-TERM LIABILITIES			
Borrowed monies (90, 94)	**610**		-
bank loans maturing within 12 months after the reporting date	611		-
other loans maturing within 12 months after the reporting date	612	-	-
Accounts payable	**620**	213,780	262,492
suppliers and contractors (60, 76)	621	84,593	152,594
notes payable (60)	622	6,062	1
debts to subsidiaries and dependent companies (78)	623	-	-
debts to the personnel of the entity (70)	624	22,020	25,122
debts to governmental off-budget funds (69)	625	7,748	10,405
debts to the budget (68)	626	23,020	41,561
advances received (64)	627	35,791	26,639
other creditors	628	34,546	6,170
Revenues payable to participants (founders) (75)	630	23,935	1,420
Deferred revenue (83)	640	12,953	1,610
Provisions for deferred expenses (89)	650	-	-
Other short-term liabilities	660	-	-
TOTAL Section V	**690**	250,668	265,522
BALANCE (sum of lines 490+590+690)	**699**	1,835,716	2,094,938

REFERENCE ON ASSETS RECORDED IN OFF-BALANCE ACCOUNTS

	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	3	4
Capital lease (001)	910	65	23,465
including financial leasing	911	65	23,400
Material values in custody (002)	920	125	9,434
Goods accepted for commission (004)	930		
Debts of insolvent debtors written into loss (007)	940	19,111	39,016
Security of liabilities and payments received (008)	950	-	-
Security of liabilities and payments granted (009)	960	-	-
Wear of housing (014)	970	6,289	5,199
Wear of exterior amenities and other similar objects (015)	980	-	-
Strict reporting blanks (006)	990	4,270	4,332

Manager __________ __________ Chief Accountant __________ __________
(signature) (deciphered signature) (signature) (deciphered signature)

(qualification certificate of a professional accountant No. ________ issued on ________________)

Date: ______________

PROFIT AND LOSS STATEMENT

			CODES
For the year of 2001		Form No. 02 OKUD	0710002
		Date (year, month, date)	
Organization:	JSC RostovTelecom	OKPO	
Taxpayer Identification No.	6164100189	INN	
Business		OKDP	
Corporate and legal form/form of property		OKOPF/OKFS	
Unit:	RUR'000	OKEI	384
Address:		Date of approval	
		Date of dispatch (acceptance)	

Indicator	Line code	For the accounting period	For equal period of previous year
1	2	3	4
I. Proceeds and expenses relating to regular business			
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments)	010	1,765,319	1,314,404
including those from sales of communications services	011	1,725,486	1,258,431
Cost of goods, products, services sold:	020	(984,751)	(810,387)
including cost of communications services	021	945,452	761,495
Gross revenues	**029**	780,568	504,017
Commercial expenses	030	(13,735)	(14,020)
Administrative expenses	040	(311,272)	(242,520)
Income/(loss) from sales (lines (010-020-030-040))	**050**	455,561	247,477
II. Operating revenues and expenses			
Interest receivable	060	161	87
Interest payable	070	(25,262)	(15,849)
Revenues from participation in other organizations	080	650	2
Other operating revenues	090	10,796	38,377
Other operating expenses	100	(39,445)	(79,356)
III. Non-sales revenues and expenses			
Non-sales revenues	120	30,571	68,174
Non-sales expenses	130	(101,561)	(83,207)
Income (loss) before taxes (lines (050+060-070+080+090-100+120-130)	**140**	331,471	175,705
Income tax and other similar mandatory payments	150	(120,958)	(63,850)
Income (loss) from regular business	**160**	210,513	111,855
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170		
Extraordinary expenses	180		
Net income (retained income (loss) of the accounting period) (lines (160+170-180))	**190**	210,513	111,855

For reference: Dividends payable on one share*:			
A Type preferred shares	**201**	0.00055200	0.00046900
common shares	**202**	0.00012900	0.00010900
Proposed dividends payable on one share* in the next reporting year		3	
A Type preferred shares	**203**		0.00087200
common shares	**204**		0.00029100
Dividends payable on one share*:		3	4
B Type preferred shares	**205**		
Proposed dividends payable on one share* in the next reporting year		3	
B Type preferred shares	**206**		

* To be given in annual financial statements

Breakdown of Certain Profits and Losses

Indicator	**Line Code**	**For the reporting period**		**For an equal period of the previous year**	
		profit	**loss**	**profit**	**loss**
1	2	3	4	5	6
Fines and penalties acknowledged or for which court (arbitration court) decisions on recovery have been received	210	732	(200)	509	(104)
Profit (losses) of previous periods	220	770	(1,187)	488	(839)
Compensation of damages caused by failure to perform or undue performance	230	261	(343)	1,003	(329)
Difference in rates under foreign exchange transactions	240	582	(1,540)	3,470	(8,907)
Decreased cost of inventories as of the end of the reporting period	250	x		x	
Written off accounts receivable and accounts payable upon limitation	260	78	(3,784)	53,127	(3,040)

Manager __________ __________ Chief Accountant __________ __________
(signature) (deciphered signature) (signature) (deciphered signature)

Date: ____________

REPORT ON CAPITAL FLOW

			CODES
For the year of 2001		Form No. 03 OKUD	0710003
		Date (year, month, date)	
Organization:	JSC RostovTelecom	OKPO	
Taxpayer Identification No.	6164100189	INN	
Business		OKDP	
Corporate and legal form/form of property		OKOPF/OKFS	
Unit:	RUR'000	OKEI	384

Indicator	Line Code	Balance as of the beginning of the year	Received within the reporting year	Spent within the reporting year	Balance as of the end of the year
1	2	3	4	5	6
I. INTERNAL CAPITAL					
Charter capital	010	931,940	33,963		965,903
Additional capital	020	350,638	5,172	(23,358)	332,452
Increase in the assets value upon revaluation	021	193,077			193,077
Reserve fund	030	26,282	1,274		27,556
Reserves established in accordance with constituent documents	040				
Retained profit of previous years, total	050	158,780	2,542		161,322
including: source of finance for capital investments in production	051	131,361			131,361
Uncovered loss of past years	052				
Retained profit (uncovered loss) in the reporting period, total	055		210,513		210,513
Social sphere fund	060	32,855		(7,354)	25,501
TOTAL Section 1	**079**	**1,500,495**	**253,464**	**(30,712)**	**1,723,247**
II. Provisions For Future Expenditures, total	**080**	-	-	-	-
Including: for vacations	081				
for repair of fixed assets	082				
for insurance	083				
For annual bonuses	084				
Other (please describe)	085				

Total Section II	089				
III. Estimated provisions, TOTAL	090	-	-	-	-
including for bad debts	091	-	-	-	-
against securities	092	-	-	-	-
TOTAL Section III	099	-	-	-	-

IV. Movement of capital <*>

Indicator	Line code	For the reporting year	For the previous year
1	2	3	4
Capital as of the beginning of the reporting period	100	1,500,495	1,502,144
Growth of capital, total	110	253,464	140,445
including to the extent of additional shares	111		
as a result of re-evaluation of assets	112		
as a result of growth of assets	113		
as a result of reorganization of the legal entity (merger or acquisition)	114	42,951	
to the extent of the income which shall be charged directly to the growth of capital in accordance with the principles of accounting and financial statements	115		
other proceeds	116	210,513	140,445
Decrease in capital, total	120	(30,712)	(142,094)
including: as a result of reduction of the nominal value of shares	121		
as a result of reduction of the number of shares	122		
as a result of reorganization of the legal entity (splitting up or segregation)	123	23,358	
to the extent of the expenses which shall be charged directly to the decrease in capital in accordance with the principles of accounting and financial statements	124		
other withdrawals	125	7,354	142,094
Assets as of the end of the reporting period	130	1,723,247	1,500,495

<*> to be filled in and filed with other financial statements only by business companies and partnerships

Indicator	Line code	Balance as of the beginning of the reporting year	Received in the reporting year	Spent in the reporting year	Balance as of the end of the reporting year
1	2	3	4	5	6
Targeted financing and receipts, **total**	**140**	12,953	71,635	(82,978)	1,610
including from the budget	141	1,831	45,900	(47,731)	
from off-budget funds	142				
from legal entities	143	6,865	25,735	(30,990)	1,610
from individuals	144	4,257		(4,257)	
other (please describe)	145				

REFERENCES

Indicator	Line Code	Balance as of the beginning of the year		Balance as of the end of the year	
1	2	3		4	
Net assets	150	1,511,617		1,724,857	
		From the budget		From off-budget funds	
		In the reporting year	In the previous year	in the reporting year	In the previous year
		3	4	5	6
Received for: expenditures related to normal business, total	**160**	44,450	14,943		
including: for exempt categories of individuals	161	42,300	12,802		
other (please describe)	162	2,150	2,141		
Capital investments in off-budget assets	**170**	1,450	1,099		-
including: construction	171		740		
purchase of equipment	172	1,450	359		-
other (please describe)	173				-
For emergency-related purposes	180				

Manager __________ (signature) __________ (deciphered signature) Chief Accountant __________ (signature) __________ (deciphered signature)

Date: ______________

REPORT ON CASH FLOW

		CODES
For the year of 2001	Form No. 04 OKUD	0710004
	Date (year, month, date)	
Organization: JSC RostovTelecom	OKPO	
Taxpayer Identification No. 6164100189	INN	
Business	OKDP	
Corporate and legal form/form of property	OKOPF/OKFS	
Unit: RUR'000	OKEI	384

Indicator	Line code	Amount	including		
			current operations	investment operations	financial operations
1	2	3	4	5	6
1. Balance cash as of the beginning of the year	010	29,418	x	x	x
2. Incoming cash, total:	**020**	2,270,328	2,268,878	1,450	-
including: - proceeds from sales of goods, works and services	030	1,679,706	1,679,706	x	x
- proceeds from sales of fixed assets and other property	040	48	48		
- advances received from buyers (customers)	050	9,608	9,608	x	x
- allocations from budget and other targeted financing	060	3,600	2,150	1,450	
- free of charge	070				
- credits received	080	15,000	15,000		
- loans received	085	185,623	185,623		
- dividends, interest on financial investments	090		X		
- other receipts	110	376,743	376,743		
3. Allocated cash, TOTAL:	**120**	(2,266,743)	1,507,895	248,549	
including: - payments for purchased goods, works or services	130	604,497	604,497		
- payment of wages	140	376,312	x	x	x
- deductions for social purposes	150	133,987	x	x	x
- imprest	160	33,402	33,402		
- advances	170	562	562		
- share in construction	180	17,000	x	17,000	x
- payments for plant, equipment and vehicles	190	209,989	x	209,989	x
- for financial investments	200				
- for payment of dividends, interest on securities	210	21,560	x	21,560	
- settlements with the budget	220	446,181	446,181	x	
- payments of interest on loans received	230	811	811		
- other payments, remittances, etc.	250	422,442	422,442		
4. **Balance cash as of the end of the reporting period**	**260**	33,003	x	x	x

FOR REFERENCE:

From line 020, funds received in cash (other than line 100), **total**	270	733,853
including: settlements with legal entities	280	99,258
settlements with individuals	290	634,595
including: with use of: cash apparatus	291	367,530
strict report cards	292	267,065
Other	293	
Cash: received from banks	295	213,894
Deposited with banks	296	634,519

Manager ___________ ________________
(signature) (deciphered signature)

Date: ________________

Chief Accountant ___________ ________________
(signature) (deciphered signature)

Date: ________________

SUPPLEMENT TO THE BALANCE SHEET

			CODES
For the year of 2001		Form No. 05 OKUD	0710005
		Date (year, month, date)	
Organization:	JSC RostovTelecom	OKPO	
Taxpayer Identification No.	6164100189	INN	
Business		OKDP	
Corporate and legal form/form of property		OKOPF/OKFS	
Unit:	RUR'000	OKEI	384

1. BORROWED FUNDS FLOW

Indicator	Line Code	Balance as of the beginning of the year	Received	Repaid	Balance as of the end of the year
1	2	3	4	5	6
Long-term bank loans	110				
including those not repaid when due	111				
Other long-term loans	120	84,553	21,616		106,169
including those not repaid when due	121	15,845	21,616		37,461
Short-term bank loans	130		15,705	(15,705)	
including those not repaid when due	131				
Bank loans granted to employees	140		185,729	(185,729)	
including those not repaid when due	141				

2. ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
Accounts receivable: - short-term	210	235,799	2,640,000	(2,624,262)	251,537
including those overdue	211	83,076	620,237	(666,098)	37,215
including those overdue for more than 3 months	212	63,060	426,034	(463,768)	25,326
- long-term	220				
including those overdue	221				
including those overdue for more than 3 months	222				
From Line 220: accounts receivable maturing more than 12 months following the reporting date	223				

Accounts payable: - short-term	230	213,780	1,703,046	(1,654,334)	262,492
including those overdue	231	79,461	284,063	(233,495)	130,029
including those overdue for more than 3 months	232	62,162	132,046	(157,576)	36,632
- long-term	240	-	-	-	-
including those overdue	241	-	-	-	-
including those overdue for more than 3 months	242	-	-	-	-
From Line 240: accounts payable maturing more than 12 months following the reporting date	243	-	-	-	-
Security: - received	250	-	-	-	-
including from third parties	251	-	-	-	-
- granted	260	-	-	-	-
including to third parties	261	-	-	-	-

REFERENCES TO SECTION 2

Indicator	Line Code	Balance as of the beginning of the year	New liabilities	Liabilities met	Balance as of the end of the year
1	2	3	4	5	6
1. **Notes flow:** - notes issued	262	6,062		(6,061)	1
including those overdue	263				
- notes received	264	412	1,051	(91)	1,372
including those overdue	265				
2. Accounts receivable with regard to products shipped at actual cost	266				

3. List of Major Corporate Debtors

Name of the Entity	Line Code	Balance as of the end of the year	
		Total	Over 3 months overdue
1	2	3	4
Governmental entities	270	28,534	18,523
Agriculture	271	1,911	371
Home Affairs Ministry, Home affairs departments	272	2,534	707
Individuals	273	100,035	5,088
Administration	274	1,310	104
Federal Agency for Governmental Communications and Information	275	3,606	2,970
Industry	276	53,018	2,232
Ministry of Defense	277	8,109	7,397
TV and radio companies	278	4,746	4,731

4. List of Major Corporate Creditors

Name of the Entity	Line Code	Balance as of the end of the year	
		Total	Over 3 months overdue
1	2	3	4
Settlements with OAO Rostelecom	280	21,094	
Under contracts for equipment	281	23,556	23,556
Settlements with regard to VAT (Account 76)	282		
With off-budget funds (Account 67)	283	54	
Settlements with regard to leasing	284	1,330	

3. DEPRECIABLE ASSETS

Indicator	Line Code	Balance as of the beginning of the year	Received (put into operation)	Put out of operation	Balance as of the end of the year
1	2	3	4	5	6
I. INTANGIBLE ASSETS Rights to intellectual (industrial) property	**310**	1,525		(1,436)	89
Including those arising from: author's and other agreements for works of science, art, literary works and objects of adjacent rights, software, databases, etc.	311	1,525		(1,436)	89

- patents for inventions, industrial samples, collections, certificates for useful models, trade marks, service marks or license agreements for application thereof	312				
- know-how	313				
Rights to use separate natural objects	320	4		(4)	
Organizational expenses	330				
Goodwill	340				
Other	349				
TOTAL (sum of lines **310 + 320 + 330 + 340 + 349)**	**350**	**1,529**		**(1,440)**	**89**
II. Fixed assets Land plots and natural objects	360				
Buildings	361	303,500	15,097	(8,938)	309,659
Constructions	362	900,815	59,790	(36,035)	924,570
Plant and equipment	363	1,286,335	277,578	(12,923)	1,550,990
Vehicles	364	36,653	9,205	(1,799)	44,059
Tools, production and household implements	365	20,005	11,200	(2,286)	28,919
Working livestock	366	3		(3)	
Productive livestock	367				
Perennial plantations	368				
Other fixed assets	369	35		(22)	13
Total (sum of lines 360 through 369)	**370**	2,547,346	372,870	(62,006)	2,858,210
Including: production	371	2,499,259	369,421	(54,403)	2,814,277
non-production	372	48,087	3,449	(7,603)	43,933
Low-value and non-durable items, total	373				
Including: in stock	374				
in operation	375				
III. PROFITABLE INVESTMENTS IN MATERIAL VALUES Assets to be leased out	381				
Assets to rent under contracts of hire	382				
Other	383				
Total (sum of lines 381 through 383)	**385**				
Trust assets	386				

REFERENCE TO SECTION 3

Indicator	Line Code	As of the beginning of the year	As/ of the end of the year
1	2	3	4
From Line 371, Columns 3 and 6: fixed assets leased out, **TOTAL**	**387**		
including: buildings:	388		
Constructions	389		
vehicles	390		
Other (please describe)	391		
closed for conservation	392		
Depreciation of depreciable assets: Intangible assets	393	555	39
Fixed assets, TOTAL	**394**	1,143,739	1,241,606
including: - buildings and constructions	395	572,902	600,764
- plant, equipment, vehicles	396	562,305	632,124
- other	397	8,532	8,718
Profitable investments into material values	398		
Low-value and non-durable goods	399		
Trust assets	400		
For reference: The result of indexation in connection with revaluation of fixed assets: - of the initial (recovered) value	401		X
- of depreciation	402		X
Assets pledged	403		
Value of non-depreciable assets, total	404	410,182	16,086
including: intangible assets	405		
fixed assets	406	410,182	16,086
Change in the value of fixed assets as a result of additions, additional equipment, reconstruction	407	x	
Difference between the purchase and sales prices	408	3,822	
Value of pledged production stock	409		

4. FLOW OF LONG-TERM INVESTMENTS AND FINANCIAL INVESTMENTS

Indicator	Line code	Balance as of the beginning of the year	Accrued (created)	Applied	Balance as of the end of the year
1	2	3	4	5	6
Internal funds of the entity, TOTAL	**410**	126,500	102,996	(229,496)	-
Including: - depreciation of fixed assets	411	126,500		(126,500)	-
- depreciation of intangible assets	412		102,795	(102,795)	-
- other (describe)	413		201	(201)	-
Attracted funds, TOTAL	**420**	1,099	1,450	(2,549)	
Including: - bank loans	421				
loans granted by other entities	422				
- shared construction	423				-
- from the budget	424	1,099	1,450	(2,549)	
- from off-budget funds	425				
- other (describe)	426				
TOTAL internal and attracted funds (sum of lines 410 and 420)	**430**	127,599	104,446	(232,045)	
FOR REFERENCE: construction in progress	440	21,875	307,273	(310,529)	18,619
Investments into subsidiaries	450	600			600
Investments into dependent entities	460	14,915			14,915

5. FINANCIAL INVESTMENTS

Indicator	Line Code	Long-Term		Short-Term	
		as of the beginning of the year	as of the end of the year	as of the beginning of the year	as of the end of the year
Interests and shares in other enterprises	510	38,520		41,583	
Bonds and other securities	520				
Loans granted	530				
Other (describe)	540				
FOR REFERENCE: bonds and other securities at the market value	540				

6. EXPENSES RELATED TO REGULAR OPERATIONS

Expense Items	Line Code	For the reporting year	For the preceding year
1	2	3	4
Material expenses	**610**	196,138	160,377
including: raw materials and resources	611	109,870	89,960
fuel and energy	612	63,885	49,330
Spare parts	613	22,383	21,087
Wages-related expenses	620	404,641	299,467
Deductions for social purposes	630	142,317	114,602
Depreciation	640	102,996	91,808
Other expenses	650	463,666	400,673
including: taxes included into expenses	651	19,562	29,194
Rentals	652	196,735	155,321
training and retraining of employees	653	1,716	1,211
TOTAL expenses	**660**	1,309,758	1,066,927
Change in the balance (growth [+], decrease [-]): production in progress	670		
Deferred expenses	680	3,453	(704)
Provisions for future expenses	690		

7. SOCIAL INDICATORS

Indicator	Line Code	Due according to the calculation	Spent	Transferred to funds
1	2	3	4	5
Allocations to governmental off-budget funds:				
- to the Social Insurance Fund	710	18,099	(15,774)	6,306
- to the Pension Fund	720	118,326	x	113,154
- to the Employment Fund	730		x	
- for medical insurance	740	15,259	x	14,527
Allocations to non-governmental pension funds	750	5,000	x	5,000
Insurance premiums paid under voluntary pension insurance agreements	755			
Average number of employees	760	9,681		
Payments in cash and awards not related to production, performance of work and rendering services	770	17,293		
Income on shares and contributions to the assets of the entity	780	4,408		

Manager __________ (signature) __________ (deciphered signature) Chief Accountant __________ (signature) __________ (deciphered signature)

Date: ______________

REPORT ON THE IMPLEMENTATION OF THE INCOME AND EXPENDITURE BUDGET WITH REGARD TO THE BUDGETARY FUNDS

			CODES
As of January 1, 2002		Form No. 02 OKUD	**0503004**
		Date (year, month, date)	
Institution / entity receiving budgetary funds	JSC RostovTelecom	OKPO	
Chief executive manager (executive manager)	Ministry of Communications of Russia	PPP	
Section and subsection	2301	FKR	
Target item	500	KTsSR	
Type of expenses	380	KVR	
Period: July 1, October 1, annual		OKUD	**28**
Unit:	RUR'000	OKEI	**384**

[Note of Skadden, Arps: this table gives the disbursement of all potential expenses which may be covered out of annual allotments approved by the government. Of the whole table, we give only the lines which directly refer to JSC RostovTelecom]

Indicator	**Line code**	**Indicator code**	**Approved annual allotments**	**Balance as of January 1, 2001**	***Financed in* the current year**	**Cash expenses**	**Actual expenses**	**Returned unemployed funds***	**Balance as of January 1, 2002**
	1	2	3	4	5	6	7	8	9
Basic wages payable to civil employees	010	110111	63,000		63,000	(63,000)	(63,000)		
Insurance premiums to the Social Insurance Fund of Russia, the State Employment Fund of Russia, compulsory medical funds	090	110210	4,000		4,000	(4,000)	(4,000)		
Insurance premiums to the Pension Fund of the Russian Federation	100	110220	18,000		18,000	(18,000)	(18,000)		
Total expenses	920	800000	85,000		85,000	(85,000)	(85,000)		

Manager ____________ ____________ Chief Accountant ____________ ____________

(signature) (deciphered signature) (signature) (deciphered signature)

Date: ______________

Note of a responsible executor from the treasury

______________________________ 200_

(signature) (deciphered signature)

REPORT ON THE IMPLEMENTATION OF THE INCOME AND EXPENDITURE BUDGET WITH REGARD TO THE BUDGETARY FUNDS

			CODES
As of January 1, 2002		Form No. 02 OKUD	**0503004**
		Date (year, month, date)	
Institution / entity receiving budgetary funds	JSC RostovTelecom	OKPO	
Chief executive manager (executive manager)	Ministry of Communications of Russia	PPP	
Section and subsection		FKR	
Target item		KTsSR	
Type of expenses		KVR	
Period: July 1, October 1, annual		OKUD	**28**
Unit:	RUR'000	OKEI	**384**

[Note of Skadden, Arps: this table gives the disbursement of all potential expenses which may be covered out of annual allotments approved by the government. Of the whole table, we give only the lines which directly refer to JSC RostovTelecom]

Indicator	Line code	Indicator code	Approved annual allotments	Balance as of January 1, 2001	Financed in the current year	Cash expenses	Actual expenses	Returned unemployed funds*	Balance as of January 1, 2002
	1	2	3	4	5	6	7	8	9
Lease of communications channels	330	110610							
Maintenance of premises	350	110710							
Other current expenses	490	111040		732,000		(732,000)	(732,000)		
Purchased production equipment and durable goods for state-owned enterprises	760	240110		350,000	1,450,000	(1,809,000)	(1,809,000)		
Construction of production objects other than construction of military objects	790	240220		740,000		(740,000)	(740,000)		
Total expenses	920	800000		1,831,000	1,450,000	(3,281,000)	(3,281,000)		

Manager ____________ ____________ Chief Accountant ____________ ____________
(signature) (deciphered signature) (signature) (deciphered signature)

Date: ______________

Note of a responsible executor from the treasury
______________________________ 200_
(signature) (deciphered signature)

REPORT ON THE IMPLEMENTATION OF THE INCOME AND EXPENDITURE BUDGET WITH REGARD TO THE BUDGETARY FUNDS

			CODES
As of January 1, 2002		Form No. 02 OKUD	**0503004**
		Date (year, month, date)	
Institution / entity receiving budgetary funds	JSC RostovTelecom	OKPO	
Chief executive manager (executive manager)	Ministry of Communications of Russia	PPP	
Section and subsection	2301	FKR	
Target item	277	KTsSR	
Type of expenses	380	KVR	
Period: July 1, October 1, annual		OKUD	**28**
Unit:	RUR'000	OKEI	**384**

[Note of Skadden, Arps: this table gives the disbursement of all potential expenses which may be covered out of annual allotments approved by the government. Of the whole table, we give only the lines which directly refer to JSC RostovTelecom]

Indicator	**Line code**	**Indicator code**	**Approved annual allotments**	**Balance as of January 1, 2001**	**Financed in the current year**	**Cash expenses**	**Actual expenses**	**Returned unemployed funds***	**Balance as of January 1, 2002**
	1	2	3	4	5	6	7	8	9

Manager ____________ (signature) ____________ (deciphered signature) Chief Accountant ____________ (signature) ____________ (deciphered signature)

Date: ______________

Note of a responsible executor from the treasury

______________________________ 200_
(signature) (deciphered signature)

Amounts of Taxes Payable to the Budget for the Year For Which the Report Is Made

Table No. 1

RUR'000

Tax	Line code	Tax calculated for the period for which the report is made				Deviations in 2000	Deviations in 2001
		tax settlements for 2000	tax settlements for 2001	with regard to the method of calculation for 2000	with regard to the method of calculation for 2000	Column 3 – Column 5	Column 4 – Column 6
1	2	3	4	5	6	7	8
VAT	0010	172,639	225,111	187,317	225,111	(14,678)	
Income tax	0020	62,479	118,537	62,479	118,537		
Road user tax	0030	28,527	9,968	33,945	9,968	(5,418)	

PRIMARY ALLOCATION OF THE RETAINED PROFIT FOR 2001

Table No. 2 RUR'000

Indicator	Line code	Proposed allocation of the profit gained in the current year
1	2	3
Retained profit (uncovered loss)	0070	210,513
Profit allocation:	**0080**	52,629
- to cover the loss of past years	0090	
- to pay dividends	0100	42,103
- to establish the statutory reserve fund	0110	10,526
- to establish the special corporatization fund for the employees of the Company (in accordance with the constituent documents)	0120	
Balance retained profit, total:	**0150**	157,884

In accordance with Chart of Accounts 7 / 98, "an event occurring after the reporting date shall be any business fact which has influenced or can influence the financial status, cash flow or the results of operations of the entity and which occurred in the period between the reporting date and the date when the financial statements for the reporting year were executed". Proposed profit allocation also belongs to events occurring after the reporting date.

Breakdown of indicators in Form No. 1 "The Balance Sheet"

Table No. 3 "Other Debtors" RUR'000

Name	Line code	Line 235		Line 246	
		Balance as of the beginning of the reporting period	Balance as of the end of the reporting period	Balance as of the beginning of the reporting period	Balance as of the end of the reporting period
1	2	3	4	5	6
Settlements with the budget (Account 68)	0180			10,886	5.365
Settlements related to claims (Account 63)	0190			3,197	
Settlements related to the Unified Social Tax (Account No. 73)	0200			1,327	984
Settlements with employees under other transactions (Account 73)	0210			1,052	1,542
Settlements with controlled persons (Account 71)	0220			113	178
Deficiencies and losses related to damaged valuables (Account 84)	0230			164	45
Other:	0240			23,137	49,755
TOTAL:	**0250**			39,876	57,869

Table No. 4 **Line 628 "Other Creditors"** RUR'000

Name	Line code	Balance as of the beginning of the reporting period	Balance as of the end of the reporting period
1	2	3	4
VAT	0280	23,903	
Settlements with off-budget funds	0290	3,347	54
Settlements related to financial leasing	0300		1,330
Settlements with accountable persons	0310	94	
Other	0320	7,202	4,786
TOTAL:	**0350**	34,546	6,170

Table No. 5 **Line 640 "Deferred Income"** RUR'000

Name	Line code	Balance as of the beginning of the reporting period	Received	Retired	Balance as of the end of the reporting period
1	2	3	4	5	6
Deferred income	0360				
Assets received free of charge	0370	11,122	25,735	(35,247)	1,610
Targeted financing	0380	1,831	45,900	(47,731)	
Other:	0390				
TOTAL:	**0400**	12,953	71,635	(82,978)	1,610

Table No. 6 **Line 950 "Security Received for Obligations and Payments"** RUR'000

Name	Line code	Balance as of the beginning of the reporting period	Received	Retired	Balance as of the end of the reporting period
1	2	3	4	5	6
Suretyship	0430				
Bank guarantee	0440				
Pledge	0450				
Notes	0460				
Other:	0470				
TOTAL:	**0500**				

Table No. 7 **Line 960 "Security Granted for Obligations and Payments"** RUR'000

Name	Line code	Balance as of the beginning of the reporting period	Received	Retired	Balance as of the end of the reporting period
1	2	3	4	5	6
Suretyship	0530				
Pledge	0540				
Notes	0550				
Other:	0560				
TOTAL:	**0600**				

Table No. 8 **Segment-Related Information** RUR'000

	Line code	Proceeds		Expenses (Line 020 + Line 030 + Line 040)		Financial results	
		2000	2001	2000	2001	2000	2001
1	2	3	4	5	6	7	8
1. Communications services, total	**700**	1,258,431	1,725,486	1,066,927	1,309,758	191,504	415,728
including: The Central Region	710						
The North-West Region	720						
The Volga Region	730						
The North Caucasus Region	740	1,256,232	1,721,677	925,735	1,127,608	330,497	594,069
The Urals Region	750						
The Siberian Region	760						
The Far East Region	770						
Foreign market	780						
OAO Rostelecom	790	2,199	3,809	141,192	182,150	(138,993)	(178,341)
Other business, total	**800**	52,384	39,833	48,892	39,299	3,492	534
including: The Central Region	810						
The North-West Region	820						
The Volga Region	830						
The North Caucasus Region	840	52,384	39,833	48,892	39,299	3,492	534
The Urals Region	850						
The Siberian Region	860						
The Far East Region	870						
Foreign market	880						
OAO Rostelecom	890						

Movement in Form No. 2 "Profit and Loss Report"
It is mandatory to complete all columns of the table
(regardless of actual movement in the initial balance)

Table No. 9

RUR'000

Name	Line code	Column 4, Form 2 for 2001	Column 3, Form 2 for 2000	Movement (Column 3 – Column 4)	Note
1	2	3	4	5	6
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments) (Line 010)	0910	1,314,404	1,285,212	29,192	merger with OAO The Telegraph Office
Cost of goods, products, services sold (Line 020)	0914	810,387	784,824	25,563	
Gross revenues (Line 029)	0920	504,017	500,388	3,629	
Commercial expenses (Line 030)	0921	14,020	13,088	932	
Administrative expenses (Line 040)	0924	242,520	242,520		
Income/(loss) from sales (Line 050)	0927	247,477	244,780	2,697	
Interest receivable (Line 060)	0928	87	87		
Interest payable (Line 070)	0932	15,849	15,849		
Revenues from participation in other organizations (Line 080)	0935	2	2		
Other operating revenues (Line 090)	0938	38,377	38,360	17	
Other operating expenses (Line 100)	0945	79,356	78,680	676	
Non-sales revenues (Line 120)	0955	68,174	67,688	486	
Non-sales expenses (Line 130)	0959	83,207	59,220	23,987	Account 88
Income (loss) before taxes	0964	175,705	197,168	(21,463)	
Income tax and other similar mandatory payments (Line 150)	0965	63,850	63,840	10	
Income (loss) from regular business (Line 160)	0967	111,855	133,328	(21,473)	
Extraordinary revenues (Line 170)	0968				
Extraordinary expenses (Line 180)	0970				
Net income (retained income (loss) of the accounting period)	**0972**	111,855	133,328	(21,473)	

Movement of the total balance
It is mandatory to complete all columns of the table
(regardless of actual movement in the initial balance)

Table No. 10

RUR'000

Name	Line code	As of the end of 2000	As of the beginning of 2001	Movement (Column 4 – Column 3)	Explanation
1	2	3	4	5	6
Line 110, Form 1	1110	974	974		
Line 111, Form 1	1111	974	974		
Line 112, Form 1	1112				
Line 113, Form 1	1113				
Line 120, Form 1	1120	1,403,607	1,403,607		
Line 121, Form 1	1121				
Line 122, Form 1	1122	958,332	958,332		
Line 130, Form 1	1130	47,762	47,762		
Line 135, Form 1	1135				
Line 136, Form 1	1136				
Line 137, Form 1	1137				
Line 140, Form 1	1140	38,520	38,520		
Line 141, Form 1	1141	600	600		
Line 142, Form 1	1142	14,915	14,915		
Line 143, Form 1	1143	23,005	23,005		
Line 144, Form 1	1144				
Line 145, Form 1	1145				
Line 150, Form 1	1150				
Line 190, Form 1	1190	1,490,863	1,490,863		
Line 210, Form 1	1210	60,984	60,984		
Line 211, Form 1	1211	49,952	49,952		
Line 212, Form 1	1212				
Line 213, Form 1	1213				
Line 214, Form 1	1214	8,998	8,998		
Line 215, Form 1	1215				
Line 216, Form 1	1216	2,034	2,034		
Line 217, Form 1	1217				
Line 220, Form 1	1220	17,020	17,020		
Line 230, Form 1	1230				
Line 231, Form 1	1231				
Line 232, Form 1	1230				
Line 233, Form 1	1233				
Line 234, Form 1	1234				
Line 235, Form 1	1235				
Line 240, Form 1	1240	235,799	235,799		
Line 241, Form 1	1241	191,107	191,107		
Line 242, Form 1	1242	412	412		

Line 243, Form 1	1243				
Line 244, Form 1	1244				
Line 245, Form 1	1245	4,404	4,404		
Line 246, Form 1	1246	39,876	39,876		
Line 250, Form 1	1250				
ine 252, Form 1	1251				
Line 252, Form 1	1252				
Line 253, Form 1	1253				
Line 260, Form 1	1260	31,050	31,050		
Line 261, Form 1	1261	690	690		
Line 262, Form 1	1262	28,592	28,592		
Line 263, Form 1	1263	136	136		
Line 264, Form 1	1264	1,632	1,632		
Line 270, Form 1	1270				
Line 290, Form 1	1290	344,853	344,853		
Line 300, Form 1	1300	1,835,716	1,835,716		
Line 410, Form 1	1410	931,940	931,940		
Line 420, Form 1	1420	350,638	350,638		
Line 430, Form 1	1430	26,282	26,282		
Line 431, Form 1	1431	26,282	26,282		
Line 432, Form 1	1432				
Line 440, Form 1	1440	32,855	32,855		
Line 460, Form 1	1460	32,118	158,780	126,662	
Line 465, Form 1	1465				
Line 470, Form 1	1470	126,662	X	126,662	X
Line 475, Form 1	1475		X		X
Line 490, Form 1	1490	1,500,495	1,500,495		
Line 510, Form 1	1510	84,553	84,553		
Line 511, Form 1	1511				
Line 512, Form 1	1512	84,553	84,553		
Line 520, Form 1	1520				
Line 590, Form 1	1590	84,553	84,553		
Line 610, Form 1	1610				
Line 611, Form 1	1611				
Line 612, Form 1	1612				
Line 620, Form 1	1620	213,780	213,780		
Line 621, Form 1	1621	84,593	84,593		
Line 622, Form 1	1622	6,062	6,062		
Line 623, Form 1	1623				
Line 624, Form 1	1624	22,020	22,020		
Line 625, Form 1	1625	7,748	7,748		
Line 626, Form 1	1626	23,020	23,020		
Line 627, Form 1	1627	35,791	35,791		
Line 628, Form 1	1628	34,546	34,546		
Line 630, Form 1	1630	23,935	23,935		

Line 640, Form 1	1640	12,953	12,953		
Line 650, Form 1	1650				
Line 660, Form 1	1660				
Line 690, Form 1	1690	250,668	250,668		
Line 700, Form 1	1700	1,835,716	1,835,716		

Breakdown of indicators in Form No. 2 "Profit and Loss Statement"

Table No. 11 "Interest receivable and interest payable" RUR'000

Name	Line code	Line 060		Line 070	
		For the reporting period	For the equal period of the preceding year	For the reporting period	For the equal period of the preceding year
1	2	3	4	5	6
Interest receivable for loans granted to legal entities and individuals	1800	161	87	25,262	15,849
Interest receivable from banks for the use of cash in settlement accounts	1810				
Interest on acquired (issued) bonds	1820				
Interest on deposit accounts	1830				
Interest on acquired (issued) notes)	1840				
Interest accrued on credits	1850				
Interest accrued on loans	1860				
Interest on commercial credits (settlements with suppliers)	1870				
Other	1880				
TOTAL:	**1900**	161	87	25,262	15,849

Table No. 12 "Other operating revenues and expenses" RUR'000

Name	Line code	Line 090		Line 100	
		For the reporting period	For the equal period of the preceding year	For the reporting period	For the equal period of the preceding year
1	2	3	4	5	6
Profit (loss) from sales and other retirement of fixed assets	1950	7,058	30,393	8,554	24,626
Profit (loss) from sales and other retirement of other assets	1960	3,172	7,191	3,014	9,048
Revenues (expenses) related to leased out property	1970	239	198	99	13
Revenues from joint venture (under particular partnership agreements)	1980				
Compensation of expenses related to civil defense	1990				
Taxes and charges payable to the extent of financial results	2000			24,468	40,345
Expenses related to the maintenance of closed facili-	2010				117

ties and objects and mobilization facilities					
Expenses related to bank fees	2020			1,519	736
Allocations to estimate provisions:	2030				
for bad debts	2040				
against potential securities losses	2050				
For the establishment of other provisions (please describe)	2060				
Other	2070	327	595	1,791	4,471
TOTAL:	**2100**	10,796	38,377	39,445	79,356

Table No. 13 "Non-sales revenues and expenses" RUR'000

Name	Line code	Line 120		Line 130	
		For the reporting period	For the equal period of the preceding year	For the reporting period	For the equal period of the preceding year
1	2	3	4	5	6
Fines and penalties for defaults under contracts	2150	732	509	200	104
Proceeds from property received free of charge	2160	25,725	5,202		
Damages received	2170	261	1,003		
Value of property surplus revealed at stock taking	2180	531	1,805		
Profit (loss) of past years revealed in the reporting year	2190	770	488	1,187	839
Accounts payable and accounts deposited with expired limitation period	2200	78	53,127		
Exchange gains (losses)	2210	582	3,470	1,540	8,907
Aggregate exchange gains (losses) relating to credits and loans arising at the time of repayment	2220			1,212	34,307
Legal fees	2230				
Accounts receivable with expired limitation period	2240			3,784	3,040
Expenses related to damage payable by the entity	2250			343	329
Additional income tax payments	2260	1,003		2,330	676
Losses related to stolen tangible assets for which no one was found guilty in court	2270				
Expenses related to charity, sports events, cultural and educational and other similar events	2280			5,469	2,900
Material aid granted under an approved collective bargaining agreement	2290			10,933	9,741
Expenses related to the maintenance of the Board of Directors	2300			233	795
Other	2310	879	2,570	74,330	21,569
TOTAL:	**2350**	30,571	68,174	101,561	83,207

Table No. 14 "Income Tax and Other Income-Related Payments" RUR'000

Name	Line code	Line 150	
		For the reporting period	For the equal period of the preceding year
1	2	3	4
Income tax	2400	118,537	62,489
Penalties payable to the budget	2410	1,919	744
Penalties payable to off-budget funds	2420	407	146
Other	2430	95	471
TOTAL:	**2450**	120,958	63,850

Table No. 15 "Extraordinary Proceeds" RUR'000

Name	Line code	Line 170	
		For the reporting period	For the equal period of the preceding year
1	2	3	4
Insurance indemnity for losses due to natural calamities	2500		
Tangible assets retained after writing off assets which are unfit for repair and further usage	2510		
Other	2520		
TOTAL:	**2550**		

Table No. 16 "Extraordinary Expenses" RUR'000

Name	Line code	Line 180	
		For the reporting period	For the equal period of the preceding year
1	2	3	4
Value of lost tangible production valuables	2600		
Losses related to writing off fixed assets which are unfit for repair and further usage as a result of natural calamities	2610		
Other	2620		
TOTAL:	**2650**		

BREAKDOWN OF THE "OTHERS" LINE IN TABLE NO. 3 "OTHER DEBTORS"

LINE 246		
Name	Balance as of the beginning of the reporting period	Balance as of the end of the reporting period
Settlements with suppliers and contractors	17,134	49,755
Settlements with various Debtors and Creditors (not related to communications services)	6,003	

BREAKDOWN OF THE "OTHERS" LINE IN TABLE NO. 4 'OTHER CREDITORS"

LINE 628		
Name	Balance as of the beginning of the reporting period	Balance as of the end of the reporting period
Settlement with various Debtors and Creditors	4,666	6,170
Loan-related settlements	2,536	

BREAKDOWN OF THE "OTHERS" LINE IN TABLE NO. 12 "OTHER OPERATING REVENUES AND EXPENSES"

	LINE 090		LINE 100	
Name	For the reporting period	For the equal period of the previous year	For the reporting period	For the equal period of the previous year
Residual value of sold fixed assets			1,775	3,795

BREAKDOWN OF THE "OTHERS" LINE IN TABLE NO. 13 "OTHER NON-SALES REVENUES AND EXPENSES"

	LINE 120		LINE 130	
Name	For the reporting period	For the equal period of the previous year	For the reporting period	For the equal period of the previous year
Markup (markdown) of tangible values		2,173	15	
Design and exploration-related expenses written off				912
Foreign currency purchased at a rate above the rate of the Central Bank			100	48
Payments out of the Consumption Fund			6,435	10,227
Corporate expenses			32,792	
VAT			4,578	4,612

BREAKDOWN OF THE "OTHERS" LINE IN TABLE NO. 18 "OTHER PROCEEDS"

	LINE 110
Funds en route	2,952
Proceeds from participation in other entities	650
Financial documents	590
Funds of other entities under works contracts	1,149
Proceeds gained for writing off accounts receivable	398
Bank interest accrued on the balances on accounts	203
Contribution for vouchers	2,215
Compensated state duties	99
Compensation for damaged cable	162
Proceeds from leased out property	239

BREAKDOWN OF THE "OTHERS" LINE IN TABLE NO. 19 "OTHER PAYMENTS, TRANSFERS, ETC."

	LINE 250
Non-governmental pension fund	5,000
Transfers to the trade union, vouchers	7,094
State duty paid	343
Charity	3,080
Credit repaid	200,623
Chernobyl	65
Purchases returned	10,547
Payments out of the Consumption Fund	1,956
Settlement and cash services	2,697
Deductions from wages	2,165
Returned payments for communications services	103
Travel-related expenses	139
Social sphere related expenses	457
Settlements with off-budget funds	23,159

EXPLANATORY NOTE TO THE ANNUAL REPORT OF JSC ROSTOVTELECOM FOR THE YEAR ENDED DECEMBER 31, 2001г.

Open Joint Stock Company Electrical Communication of Rostov Region (the "Company") was established in accordance with Decree of the President of the Russian Federation No. 721, dated July 1, 1992, "On Organizational Measures with Regard to Transformation of State-Owned Enterprises and Voluntary Amalgamations of State-Owned Enterprises into Joint Stock Companies" and operates pursuant to Federal Law No. 208-FZ "On Joint Stock Companies", dated December 26,1995.

INFORMATION on Open Joint Stock Company "ELECTRICAL COMMUNICATION" of Rostov Region

No.	Name	Information
1	2	3
1	Full official name of the entity	Open Joint Stock Company "ELECTRICAL COMMUNICATION" of Rostov Region
2	Abbreviated official name of the entity	JSC ROSTOVTELECOM
3	Primary business	Services of local, zonal, telegraphic, domestic and international long-distance communications, lease of communications channels and physical circuits, including broadcasting channels
4	Legal address	47 Bratsky Pereulok, 344082 Rostov-on-Don
5	Actual acctess	47 Bratsky Pereulok, 344082 Rostov-on-Don
6	Registration No.	1222 -RP
7	Registration date	June 29, 1994
8	Charter capital	RUR 965,902,560
9	Certificate for the right to engage in business in accordance with the constituent documents pursuant to applicable laws.	Certificate No. 2921 Series AO-RP, issued by the Registration Chamber on December 15, 1999
10	Certificate for the right to engage in business under constituent documents pursuant to applicable laws	Certificate No. 2921 Series AO-RP, issued by the Registration Chamber on December 15, 1999
11	Address of the tax inspectorate which controls the entity	Inspectorate of the Ministry of Taxes and Charges for Rostov-on-Don 43/13 Moskovskaya Ulitsa, 344007 Rostov-on-Don
12	Taxpayer Identification Code	6164100189
13	OKPO Identification Code National classification of enterprises and entities	01152321
14	OKOGU Territory Code	49001

	National classification of governmental and regulatory bodies Privatized entities	
15	OKATO Group Code National classification of administrative and territorial objects	60401372000
16	OKFS Property Code National classification of property forms: Private property	49
17	OKOPF Code of corporate and legal form National classification of corporate and legal forms: Open Joint Stock Company.	47
18	OKONKH Industry Code National classification of industries: 1. Telecommunications and wireless communications 2. Foreign trade, non-governmental entities	52300

Shareholders (founders, participants) of JSC ROSTOVTELECOM

No.	Full name of the shareholder (participant) of the entity	Percentage of charter capital	For joint stock companies	
			Percentage of common (voting) shares	Percentage of preferred shares
1	2	3	4	5
1.	OAO Svyazinvest	38	50.66	-
2.	ZAO DKK	10.592	8.289	17.499
3.				-
4.				-
5.	In addition, shareholders owning at least 5% of the charter capital			
6.	Individuals (residents)		30.2	24.758
7.	Legal entities (residents)		17.71	73.54
8.	Non-residents		1.41579	1.7

The Company has 1 subsidiary, 2 dependent companies and 20 branches

No	Full and abbreviated name of the entity	Status (branch, subsidiary, dependent company, etc.)	Year of establishment of the entity	Separate		Types of business	Location of branches	Names and business telephones of top managers of the entities
				Settlement account (yes, no)	balance sheet (yes, no)			
1	2	3	4	5	6	9	10	11
1	OOO Faktorial-99	subsidiary	1998	yes	yes	Information, trade and intermediary	47 Bratsky Pereulok, 344082 Rostov-on-Don	Andrey V. Krukhmalev 44-24-90
2	OAO Rostovgiproshakht	dependent	1994	yes	yes	Mine design	157 Krasnoarmeyskaya Ulitsa, 344010 Rostov-on-Don	Yana O. Matsynina 64-86-21 (receiver)
3	ZAO Dontelecom	dependent	1994	yes	yes	GSM-900 cellular communications services	15 Ulitsa Kayani, 344088 Rostov-on-Don	Georgy I. Yurchenko 67-40-48 (General Director)
4.	The Azov Telephone Terminal	branch	1994	yes	yes	Telecommunications services	г. Азов, Петровский бульвар, 22	Горохов Виктор Михайлович 3-00-50
5	The Aksay Telephone Terminal	branch	1994	yes	yes	Telecommunications services	30 Pr. Lenina, Aksay	Vladimir P. Chumak 5-55-00
6	The Bataysk Telephone Terminal	branch	1994	yes	yes	Telecommunications services	3 Ulitsa Imeni Krupskoy, Bataysk	Gennady Yu. Turkin 5-60-00
7	The Veshenskaya Telephone Terminal	branch	1994	yes	yes	Telecommunications services	81 Ulitsa Lenina, Veshenskaya	Ivan A Soldatov 2-14-44
8	The Volgodonsk Telephone Terminal	branch	1994	yes	yes	Telecommunications services	60 Ulitsa Lenina, Volgodonsk	Alexander N. Matyashov 2-04-54
9	The Zernograd Telephone Terminal	branch	1994	yes	yes	Telecommunications services	34 Ulitsa Lenina, Zernograd	Vladimir V. Kazakov 3-32-88
0	The Zimovniki Telephone Terminal	branch	1994	yes	yes	Telecommunications services	108 Ulitsa Lenina, Zimovniki	Viktor N. Panasenko 3-15-65
1	The Kamensk-Shakhtinskiy Telephone Terminal	branch	1994	yes	yes	Telecommunications services	128 Ulitsa Voroshilova, Kamensk-Shakhtinskiy	Vasily S. Slobodin 5-48-80
2	The Millerovo Telephone Terminal	branch	1994	yes	yes	Telecommunications services	46 Ulitsa III Internatsionala, Millerovo	Nikolay I. Karakulev 2-35-79

3	The Morozovsk Telephone Terminal	branch	1994	yes	yes	Telecommunications services	159 Ulitsa Lenina, Morozovsk	Yuri A. Sokolovsky 2-14-61
4	The Novocherkassk Telephone Terminal	branch	1994	yes	yes	Telecommunications services	25 Baklanovsky Pr., Novocherkassk	Mikhail I. Domchenko 2-45-00
5	The Salsk Telephone Terminal	branch	1994	yes	yes	Telecommunications services	4 Ulitsa Pushkina, Salsk	Valery F. Petrenko 3-23-45
6	The Semikarakorsk Telephone Terminal	branch	1994	yes	yes	Telecommunications services	0 Sovetskiy Pereulok, Semikarakorsk	Pavel. A. Makarenko 2-14-50
7	The Taganrog Telephone Terminal	branch	1994	yes	yes	Telecommunications services	243 Kuznechnaya Ulitsa, Taganrog	Vasily A. Shutov 34-25-25
8	The Chaltyr Telephone Terminal	branch	1994	yes	yes	Telecommunications services	65 Ulitsa K. Marksa, Chaltyr	Sogomon M. Sogomonian 2-14-44
9	The Shakhty Telephone Terminal	branch	1994	yes	yes	Telecommunications services	02 Ulitsa Shevchenko, Shakhty	Alexander V. Dmitrenko 2-31-12
0	The Rostov Domestic Long-Distance Switch	branch	1994	yes	yes	Telecommunications services	49 Gazetny Pereulok, Rostov-on-Don	Vladimir N. Romashkin 440-561
1	The Rostov City Telephone Network	branch	1994	yes	yes	Telecommunications services	60/35 1st Murlychevskaya Ulitsa, Rostov-on-Don	Yuri V. Metla 51-95-44
2	The Repair and Construction Department	branch	1994	yes	yes	Construction, reconstruction and repair of buildings and communications facilities	6a Temernitskaya Ulitsa, Shakhty	Sergey N. Maslov 5-58-37
3	The Rostov-on-Don Telegraph Office	branch	1994	yes	yes	Telecommunications services	50 Budennovsky Pr., Rostov-on-Don	Nikolay N. Tarasenko 69-69-69

The main activities of the Company are as follows:

- to ensure continuous and efficient operation of long-distance, city and rural telephone communications and wire broadcasting equipment in the territory of the Rostov Region;
- to render services of local and zonal telephone communications and wireless communications;

- to establish a telecommunications network for the purposes of transmitting various kinds of information (vocal, data, etc.) within the territory of the Rostov Region;
- to lease out communications channels and physical circuits, including broadcasting channels;
- to produce and broadcast TV- and radio programs through fixed (cable) and air TV and radio broadcasting networks;
- to render services related to broadcasting TV and radio programs through fixed (cable) and air TV and radio broadcasting networks;
- to upgrade and develop the material and technical basis of TV and radio broadcasting, the TV and radio signal distribution network;
- editorial activities in mass media;
- to establish the telematics service ("Teletex", "Videotex", "Telefax", etc.") on the basis of digital transfer and communications systems;
- to ensure that the communications equipment is ready for mobilization in case of emergency;
- to develop designing estimates for construction, overhaul and reconstruction of communications structures according to the established procedure;
- to construct and to put into operation communications objects, to supervise the quality of construction and assembly works;
- to ensure the performance of state and inter-sectional programs and plans with regard to the informatization of Russia to the extent of the establishment and development of data processing and transfer systems;
- to establish direct foreign economic connections including export and import transactions;
- to arrange and to hold exhibitions, trade fairs, fairs, auctions, tenders in the Russian Federation and abroad, including in foreign countries;
- to provide information servicing and advertising;
- to transport goods using the Company's own vehicles;
- to render the services of warehouse facilities;
- editing, publishing and printing, organization of publication of reference books, booklets, advertising and methods manuals, advertising and information materials and other publications;
- to organize professional training and refresher courses for communications personnel, to arrange and to hold conferences, seminars, symposia, business meetings in the Russian Federation and abroad, including foreign countries;

- to purchase and to sell residential and office buildings, premises, structures and land plots;
- to sell subscriber units, including terminals for radio access, cellular communications, various networks, to sell software, communications equipment and other goods;
- other business not prohibited by the laws of the Russian Federation.

The Company has civil rights and obligations required to engage in any business not prohibited by federal laws.

Members of the Board of Directors

	Name	Positions held
1.	Vadim Ye. Belov, Chairman of the Board of Directors	OAO Svyazinvest, Deputy General Director
2.	Alla B. Grigorieva	OAO Svyazinvest, Deputy Director and Head of the Corporate Management Department
3.	Vladimir L. Gorbachev	OAO The Southern Telecommunications Company, General Director
4.	Gennady S. Yegorochkin	JSC RostovTelecom, First Deputy General Director
5.	Nail I. Ismailov	Non-Profit Organization "Union of Manufacturers and Consumers of Communications Equipment (UMCCE)", President
6.	Andrey A. Kraynik	OOO Mobicom-Caucasus, General Director
7.	Stanislav N. Panchenko	OAO Svyazinvest, Deputy General Director
8.	Vladimir N. Romashkin	The Rostov Long-Distance Switch
9.	Valery V. Ukhov, Deputy Chairman of the Board of Directors	JSC RostovTelecom, General Director

Members of the collective executive body of the Company

No	Name	Positions held
1.	Galina K. Borisova	JSC RostovTelecom, Deputy General Director
2.	Viktor A. Burtsev	JSC RostovTelecom, Chief Accountant
3.	Gennady S. Yegorochkin	JSC RostovTelecom, First Deputy General Director
4.	Valentin I. Lozin	JSC RostovTelecom, Deputy General Director
5.	Yuri V. Metla	The Rostov City Telephone Network, Director
6.	Oleg G. Mukovozov	JSC RostovTelecom, Head of the Law Department
7.	Vladimir Ya. Putilov	JSC RostovTelecom, First Deputy General Director
8.	Valery V. Ukhov	JSC RostovTelecom, General Director
9.	Vladimir A. Yaremchuk	JSC RostovTelecom, First Deputy General Director

The accounting policy of the audited entity is specified in Order No. 497 on the accounting policy, issued on December 26, 2000.

All branches of the Company regardless of their location, size, scope and types of business are obligated to apply the selected principles and methods of accounting which form the accounting policies of JSC RostovTelecom.

The principal accounting methods:

1. JSC RostovTelecom applies the method of proceeds evaluation based on the sales of products (works, services) for the purposes of taxation in accordance with the accounting documents relating to communications services.

2. JSC RostovTelecom independently determines the number of stocktakings to be carried out in the reporting year: an inventory of fixed assets is taken every 3 years, an inventory of tangible assets is taken not later than October 1 and upon replacement of the responsible person, an inventory of settlements is taken annually as of December 1, an inventory is obligatory when any assets of the Company are leased out.

3. JSC RostovTelecom applies the linear method of calculation of retirement (depreciation) of fixed assets for the purposes of full restoration thereof during their standard operation time in accordance with the standards approved in accordance with the established procedure by Resolution of the Council of Ministers No. 1072, issued on October 22, 1990. The useful operation time of fixed assets is established in accordance with applicable standards. Assets are not depreciated during reconstruction and technical

upgrading of fixed assets which require complete shutdown and in the event fixed assets are closed down in accordance with the established procedure.

4. Expenses related to repairs of fixed assets are included in costs in the reporting period.

5. JSC RostovTelecom evaluates and reports its intangible assets at the inventory value thereof in accordance with the actual acquisition costs. The retirement (depreciation) of intangible assets is calculated and written off into production (works, services) costs in accordance with the independently calculated standards by the following methods used to determine the useful operation time thereof:

- the useful operation time and depreciation of wear and tear time are equal to the effective periods of such intangible assets (licenses, rights to use, patents) provided for in relevant agreements or other documents;

- in the event it is impossible to determine the useful operation period, the depreciation period is equal to 10 years.

6. JSC RostovTelecom makes the following allocations on a post-tax basis: for the establishment of the reserve capital, the dividend payment fund, the charity fund, for other purposes as provided for in applicable laws of the Russian Federation, certain instructions of the Ministry of Finance of the Russian Federation and relevant Regulations approved by the Board of Directors of JSC RostovTelecom.

7. JSC RostovTelecom records and evaluates its materials and inventory at the actual acquiring cost thereof which consists of the cost at the purchase price and ordering costs thereof (net of VAT). The actual costs of material resources written off into production are determined at the record costs thereof.

8. JSC RostovTelecom does not create non-durable producer goods.

Changes in the accounting policies compared to the previous year

No.	Changes in the accounting policies in the current year	Notes
1	Method of evaluation of proceeds from the sales of products, works or services for the purposes of taxation	In 2000: as paid In 2001: as shipped
2	Chart of Accounts	In 2001, a new Chart of Accounts was applied in accordance with Order No. 94n, issued by the Ministry of Finance of the Russian Federation on October 31, 2000 The Company records its expenses in accordance with management accounting accounts
3	Non-durable producer goods	The Company does not create non-durable producer goods; the existing residual stock is re-recorded as materials or fixed assets at the residual value thereof
4	Production inventory accounting	Production inventory is accounted in accounts 15 and 16.

Results of operations show that proceeds rose, compared to 2000, by RUR 480,107,000 as a result of higher tariff rates and development of communications facilities.

Cost of production rose by RUR 199,927,000 which allowed the Company to decrease its production costs by RUR 0.60/ RUR 1 of proceeds.

In 2001, the Company made capital investments equal to RUR 293 million.

Capital investments were used primarily to construct interzonal initial digital lines, both independently and in cooperation with OAO Rostelecom, and to apply cutting edge technologies and to develop new services on the basis of digital networks, to replace decade stepping switches with digital facilities and to complete the construction which has been started earlier.

During the reporting period, the Company obtained a credit equal to RUR 15 million; as of the end of the year, the credit is repaid.

In addition, the Company obtained RUR 1.5 million of budgetary funds in accordance with the financing program of additional equipment of pay telephones and financing the Standby Telephone Terminal.

The balance sheet profit was equal to RUR 331,471,000.

The net profit was equal to RUR 210,513,000.

As of December 31, 2001, the average number of employees was equal to 9,681 persons.

The wages fund was equal to RUR 404,641,000.